
OLD MUTUAL®
Funds III

Old Mutual Funds III

ANNUAL REPORT

December 31, 2008

Old Mutual 2011-2020 Conservative Fund
Old Mutual 2011-2020 Moderate Fund
Old Mutual 2011-2020 Aggressive Fund
Old Mutual 2021-2030 Conservative Fund
Old Mutual 2021-2030 Moderate Fund
Old Mutual 2021-2030 Aggressive Fund
Old Mutual 2031-2040 Conservative Fund
Old Mutual 2031-2040 Moderate Fund
Old Mutual 2031-2040 Aggressive Fund
Old Mutual 2041-2050 Conservative Fund
Old Mutual 2041-2050 Moderate Fund
Old Mutual 2041-2050 Aggressive Fund

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

The Funds offer Institutional Class shares which are only available to eligible shareholders. Effective January 2, 2009, the Funds will also offer Class A shares. Performance results for short periods of time may not be representative of longer-term results. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of December 31, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Funds. Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Fund's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Fund may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

Barclays Capital U.S. Aggregate Index

The unmanaged Barclays Capital U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Dow Jones Target Date Indexes

The Dow Jones Target Date Indexes (each an "Index" or collectively the "Indexes") are a series of Indexes designed as benchmarks for multi-asset class portfolios with risk profiles that become more conservative over time. The Index weightings among the major asset classes are adjusted monthly based on a published set of Index rules. The Indexes with longer time horizons have higher allocations to equity securities, while the Indexes with shorter time horizons replace some of their stock allocations with allocations to fixed income securities and money market instruments. The Index returns reflect hypothetical back-tested performance.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The last year has been an extraordinary investment period marked by remarkable share price volatility and unprecedented levels of federal government intervention in financial markets. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Equity markets were weak across the board, without regard to market capitalization or investment style. U.S. stocks, as measured by the S&P 500 Index, declined by (37.00)% for the year ended December 31, 2008. The global economic outlook also remained negative as interest rates, currency markets, consumer demand, energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion.

After overseeing the sale of Bear Stearns to rival J.P. Morgan earlier in the year, the U.S. Federal Reserve Board and the U.S. Treasury were once again in the spotlight as the U.S. Government seized control of Freddie Mac and Fannie Mae, injected $85 billion of taxpayer money into AIG, passed on a rescue plan for Lehman Brothers, temporarily banned short selling on a large number of stocks and announced a massive rescue plan for the financial markets with a $700 billion price tag, as well as providing a life line to the failing U.S. auto industry. Washington Mutual sold most of its operations to J.P. Morgan and Wachovia was purchased by Wells Fargo.

Despite this challenging environment, sub-advisers to Old Mutual Funds III point out that strategic long-term investors may be rewarded, although they expect to see higher than normal volatility, making the journey painful. The sub-advisers believe that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Funds III. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds III

OLD MUTUAL 2011-2020 CONSERVATIVE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Conservative Fund (the "Fund") slightly outperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (14.02)% return versus a (14.92)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 41% equity and 59% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Conservative Fund (the "Fund") slightly outperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (14.02)% return versus a (14.92)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	25.7%
Old Mutual Barrow Hanley Value Fund	15.1%
Old Mutual Dwight Intermediate Fixed Income Fund	12.5%
Old Mutual International Bond Fund	9.5%
Old Mutual Dwight High Yield Fund	7.7%
Old Mutual International Equity Fund	7.0%
Old Mutual Focused Fund	4.5%
Old Mutual Advantage Growth Fund	3.8%
Old Mutual Analytic U.S. Long/Short Fund	3.0%
Old Mutual Large Cap Growth Fund	2.6%
As a % of Total Fund Investments	91.4%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Advantage Growth Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(14.02)%
Dow Jones Target 2015 Index	03/03/08	(14.92)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.10% and 0.81%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[(1)] — 100.4%		
Aggressive Growth — 0.8%		
Old Mutual Developing Growth Fund*	281	$ 2,762
Total Aggressive Growth		2,762
Emerging Market-Equity — 0.5%		
Old Mutual Clay Finlay Emerging Markets Fund	265	2,034
Total Emerging Market-Equity		2,034
Government/Corporate — 57.7%		
Old Mutual Barrow Hanley Core Bond Fund	9,374	93,554
Old Mutual Dwight High Yield Fund	3,701	27,904
Old Mutual Dwight Intermediate Fixed Income Fund	4,673	45,283
Old Mutual Dwight Short Term Fixed Income Fund	559	5,387
Old Mutual International Bond Fund	4,022	34,470
Total Government/Corporate		206,598
Growth — 3.8%		
Old Mutual Advantage Growth Fund	2,648	13,716
Total Growth		13,716
Growth-Large Cap — 2.7%		
Old Mutual Large Cap Growth Fund*	831	9,537
Total Growth-Large Cap		9,537
International Equity — 7.1%		
Old Mutual International Equity Fund	3,701	25,609
Total International Equity		25,609
Market Neutral-Equity — 3.1%		
Old Mutual Analytic U.S. Long/Short Fund	1,264	11,100
Total Market Neutral-Equity		11,100
Real Estate — 1.5%		
Old Mutual Heitman Global Real Estate Securities Fund*	891	5,517
Total Real Estate		5,517
Sector Fund-Real Estate — 0.8%		
Old Mutual Heitman REIT Fund	563	2,995
Total Sector Fund-Real Estate		2,995
Value — 19.8%		
Old Mutual Barrow Hanley Value Fund	11,738	54,816
Old Mutual Focused Fund	1,030	16,208
Total Value		71,024

Description	Shares	Value
Value-Mid Cap — 1.6%		
Old Mutual TS&W Mid-Cap Value Fund	904	$ 5,580
Total Value-Mid Cap		5,580
Value-Small Cap — 1.0%		
Old Mutual Discover Value Fund	563	3,404
Total Value-Small Cap		3,404
Total Affiliated Mutual Funds (Cost $428,173)		359,876
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,535	3,535
Total Money Market Fund (Cost $3,535)		3,535
Total Investments — 101.4% (Cost $431,708)		363,411
Other Assets and Liabilities, Net — (1.4)%		(5,151)
Total Net Assets — 100.0%		$ 358,260

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

6

OLD MUTUAL 2011-2020 MODERATE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Moderate Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (21.26)% return versus a (14.92)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 59% equity and 41% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Moderate Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (21.26)% return versus a (14.92)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	18.5%
Old Mutual Barrow Hanley Value Fund	16.8%
Old Mutual Dwight Intermediate Fixed Income Fund	9.2%
Old Mutual International Equity Fund	8.7%
Old Mutual Focused Fund	8.0%
Old Mutual International Bond Fund	7.1%
Old Mutual Analytic U.S. Long/Short Fund	6.3%
Old Mutual Dwight High Yield Fund	5.8%
Old Mutual Advantage Growth Fund	4.2%
Old Mutual TS&W Mid-Cap Value Fund	2.4%
As a % of Total Fund Investments	87.0%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(21.26)%
Dow Jones Target 2015 Index	03/03/08	(14.92)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.27% and 0.91%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.4%		
Aggressive Growth — 0.8%		
Old Mutual Developing Growth Fund*	280	$ 2,755
Total Aggressive Growth		2,755
Emerging Market-Equity — 1.0%		
Old Mutual Clay Finlay Emerging Markets Fund	409	3,133
Total Emerging Market-Equity		3,133
Government/Corporate — 43.1%		
Old Mutual Barrow Hanley Core Bond Fund	6,158	61,456
Old Mutual Dwight High Yield Fund	2,563	19,326
Old Mutual Dwight Intermediate Fixed Income Fund	3,164	30,662
Old Mutual Dwight Short Term Fixed Income Fund	651	6,278
Old Mutual International Bond Fund	2,762	23,669
Total Government/Corporate		141,391
Growth — 4.9%		
Old Mutual Advantage Growth Fund	2,650	13,728
Old Mutual Select Growth Fund*	155	2,248
Total Growth		15,976
Growth-Large Cap — 1.9%		
Old Mutual Large Cap Growth Fund*	552	6,338
Total Growth-Large Cap		6,338
Growth-Mid Cap — 1.2%		
Old Mutual Provident Mid-Cap Growth Fund*	706	4,067
Total Growth-Mid Cap		4,067
International Equity — 8.8%		
Old Mutual International Equity Fund	4,152	28,734
Total International Equity		28,734
Market Neutral-Equity — 6.4%		
Old Mutual Analytic U.S. Long/Short Fund	2,392	20,997
Total Market Neutral-Equity		20,997
Real Estate — 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	887	5,490
Total Real Estate		5,490
Sector Fund-Real Estate — 0.9%		
Old Mutual Heitman REIT Fund	563	2,996
Total Sector Fund-Real Estate		2,996

Description	Shares	Value
Value — 25.2%		
Old Mutual Barrow Hanley Value Fund	11,977	$ 55,933
Old Mutual Focused Fund	1,694	26,651
Total Value		82,584
Value-Mid Cap — 2.4%		
Old Mutual TS&W Mid-Cap Value Fund	1,292	7,971
Total Value-Mid Cap		7,971
Value-Small Cap — 2.1%		
Old Mutual Discover Value Fund	1,117	6,760
Total Value-Small Cap		6,760
Total Affiliated Mutual Funds (Cost $419,081)		329,192
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,231	3,231
Total Money Market Fund (Cost $3,231)		3,231
Total Investments — 101.4% (Cost $422,312)		332,423
Other Assets and Liabilities, Net — (1.4)%		(4,451)
Total Net Assets — 100.0%		$ 327,972

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2011-2020 AGGRESSIVE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (28.91)% return versus a (14.92)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 79% equity and 21% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2011-2020 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2015 Index. The Fund's Institutional Class shares posted a (28.91)% return versus a (14.92)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

*Top Ten Holdings
as of December 31, 2008*

Old Mutual Barrow Hanley Value Fund	18.9%
Old Mutual International Equity Fund	14.6%
Old Mutual Focused Fund	13.1%
Old Mutual Barrow Hanley Core Bond Fund	10.2%
Old Mutual Analytic U.S. Long/Short Fund	7.9%
Old Mutual TS&W Mid-Cap Value Fund	6.5%
Old Mutual Advantage Growth Fund	5.3%
Old Mutual International Bond Fund	5.2%
Old Mutual Dwight High Yield Fund	3.3%
Old Mutual Dwight Intermediate Fixed Income Fund	2.9%
As a % of Total Fund Investments	87.9%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(28.91)%
Dow Jones Target 2015 Index	03/03/08	(14.92)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.34% and 1.00%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



- Aggressive Growth (0.9%)
- Value-Small Cap (2.8%)
- Cash Equivalents (1.0%)
- Value-Mid Cap (6.5%)
- Emerging Market-Equity (1.5%)
- Government/Corporate (21.9%)
- Value (32.0%)
- Growth (6.0%)
- Growth-Large Cap (0.5%)
- Growth-Mid Cap (1.8%)
- Sector Fund-Real Estate (0.9%)
- International Equity (14.6%)
- Real Estate (1.7%)
- Market Neutral-Equity (7.9%)

OLD MUTUAL 2011-2020 AGGRESSIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[(1)] — 100.7%		
Aggressive Growth — 0.9%		
Old Mutual Developing Growth Fund*	281	$ 2,766
Total Aggressive Growth		2,766
Emerging Market-Equity — 1.6%		
Old Mutual Clay Finlay Emerging Markets Fund	598	4,583
Total Emerging Market-Equity		4,583
Government/Corporate — 22.2%		
Old Mutual Barrow Hanley Core Bond Fund	3,080	30,742
Old Mutual Dwight High Yield Fund	1,325	9,991
Old Mutual Dwight Intermediate Fixed Income Fund	912	8,833
Old Mutual Dwight Short Term Fixed Income Fund	70	671
Old Mutual International Bond Fund	1,825	15,638
Total Government/Corporate		65,875
Growth — 6.1%		
Old Mutual Advantage Growth Fund	3,060	15,851
Old Mutual Select Growth Fund*	148	2,159
Total Growth		18,010
Growth-Large Cap — 0.5%		
Old Mutual Large Cap Growth Fund*	121	1,386
Total Growth-Large Cap		1,386
Growth-Mid Cap — 1.8%		
Old Mutual Provident Mid-Cap Growth Fund*	931	5,360
Total Growth-Mid Cap		5,360
International Equity — 14.9%		
Old Mutual International Equity Fund	6,361	44,020
Total International Equity		44,020
Market Neutral-Equity — 8.1%		
Old Mutual Analytic U.S. Long/Short Fund	2,728	23,954
Total Market Neutral-Equity		23,954
Real Estate — 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	828	5,128
Total Real Estate		5,128
Sector Fund-Real Estate — 0.9%		
Old Mutual Heitman REIT Fund	518	2,758
Total Sector Fund-Real Estate		2,758
Value — 32.5%		
Old Mutual Barrow Hanley Value Fund	12,194	$ 56,947
Old Mutual Focused Fund	2,499	39,306
Total Value		96,253
Value-Mid Cap — 6.6%		
Old Mutual TS&W Mid-Cap Value Fund	3,175	19,586
Total Value-Mid Cap		19,586
Value-Small Cap — 2.9%		
Old Mutual Discover Value Fund	1,418	8,579
Total Value-Small Cap		8,579
Total Affiliated Mutual Funds (Cost $412,311)		**298,258**
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,910	2,910
Total Money Market Fund (Cost $2,910)		**2,910**
Total Investments — 101.7% (Cost $415,221)		**301,168**
Other Assets and Liabilities, Net — (1.7)%		**(4,920)**
Total Net Assets — 100.0%		**$296,248**

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

14

Old Mutual 2021-2030 Conservative Fund

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Conservative Fund (the "Fund") outperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (19.93)% return versus a (23.94)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 55% equity and 45% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Conservative Fund (the "Fund") outperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (19.93)% return versus a (23.94)% return for the benchmark.

- The Fund underperformed primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

- Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.

- Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	16.8%
Old Mutual Barrow Hanley Value Fund	16.7%
Old Mutual International Equity Fund	10.3%
Old Mutual International Bond Fund	9.1%
Old Mutual Dwight Intermediate Fixed Income Fund	8.5%
Old Mutual Dwight High Yield Fund	7.1%
Old Mutual Focused Fund	6.7%
Old Mutual Analytic U.S. Long/Short Fund	5.7%
Old Mutual Advantage Growth Fund	4.2%
Old Mutual TS&W Mid-Cap Value Fund	3.0%
As a % of Total Fund Investments	88.1%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(19.93)%
Dow Jones Target 2025 Index	03/03/08	(23.94)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.23% and 0.92%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[(1)] — 100.1%		
Aggressive Growth — 0.8%		
Old Mutual Developing Growth Fund*	279	$ 2,749
Total Aggressive Growth		2,749
Emerging Market-Equity — 1.2%		
Old Mutual Clay Finlay Emerging Markets Fund	527	4,041
Total Emerging Market-Equity		4,041
Government/Corporate — 43.2%		
Old Mutual Barrow Hanley Core Bond Fund	5,693	56,815
Old Mutual Dwight High Yield Fund	3,197	24,105
Old Mutual Dwight Intermediate Fixed Income Fund	2,950	28,585
Old Mutual Dwight Short Term Fixed Income Fund	429	4,129
Old Mutual International Bond Fund	3,567	30,570
Total Government/Corporate		144,204
Growth — 4.2%		
Old Mutual Advantage Growth Fund	2,706	14,017
Total Growth		14,017
Growth-Large Cap — 2.5%		
Old Mutual Large Cap Growth Fund*	733	8,412
Total Growth-Large Cap		8,412
Growth-Mid Cap — 1.2%		
Old Mutual Provident Mid-Cap Growth Fund*	704	4,057
Total Growth-Mid Cap		4,057
International Equity — 10.4%		
Old Mutual International Equity Fund	5,020	34,740
Total International Equity		34,740
Market Neutral-Equity — 5.8%		
Old Mutual Analytic U.S. Long/Short Fund	2,202	19,335
Total Market Neutral-Equity		19,335
Real Estate — 1.6%		
Old Mutual Heitman Global Real Estate Securities Fund*	823	5,094
Total Real Estate		5,094
Sector Fund-Real Estate — 0.8%		
Old Mutual Heitman REIT Fund	515	2,740
Total Sector Fund-Real Estate		2,740

Description	Shares	Value
Value — 23.6%		
Old Mutual Barrow Hanley Value Fund	12,066	$ 56,348
Old Mutual Focused Fund	1,426	22,430
Total Value		78,778
Value-Mid Cap — 3.1%		
Old Mutual TS&W Mid-Cap Value Fund	1,645	10,151
Total Value-Mid Cap		10,151
Value-Small Cap — 1.7%		
Old Mutual Discover Value Fund	950	5,749
Total Value-Small Cap		5,749
Total Affiliated Mutual Funds (Cost $420,174)		334,067
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,286	3,286
Total Money Market Fund (Cost $3,286)		3,286
Total Investments — 101.1% (Cost $423,460)		337,353
Other Assets and Liabilities, Net — (1.1)%		(3,602)
Total Net Assets — 100.0%		$333,751

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2021-2030 MODERATE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Moderate Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (27.78)% return versus a (23.94)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 75% equity and 25% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign developed equities. Fund performance was also hurt by the performance of high yield bonds and emerging markets equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Moderate Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (27.78)% return versus a (23.94)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of foreign developed equities. Fund performance was also hurt by the performance of high yield bonds and emerging markets equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Value Fund	23.3%
Old Mutual International Equity Fund	14.4%
Old Mutual Focused Fund	11.2%
Old Mutual Barrow Hanley Core Bond Fund	8.2%
Old Mutual Analytic U.S. Long/Short Fund	7.3%
Old Mutual TS&W Mid-Cap Value Fund	5.2%
Old Mutual Advantage Growth Fund	5.2%
Old Mutual International Bond Fund	5.1%
Old Mutual Dwight High Yield Fund	4.6%
Old Mutual Dwight Intermediate Fixed Income Fund	4.0%
As a % of Total Fund Investments	88.5%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(27.78)%
Dow Jones Target 2025 Index	03/03/08	(23.94)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.36% and 1.00%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



OLD MUTUAL 2021-2030 MODERATE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.3%		
Aggressive Growth — 0.9%		
Old Mutual Developing Growth Fund*	280	$ 2,753
Total Aggressive Growth		2,753
Emerging Market-Equity — 1.7%		
Old Mutual Clay Finlay Emerging Markets Fund	686	5,260
Total Emerging Market-Equity		5,260
Government/Corporate — 22.2%		
Old Mutual Barrow Hanley Core Bond Fund	2,518	25,135
Old Mutual Dwight High Yield Fund	1,853	13,972
Old Mutual Dwight Intermediate Fixed Income Fund	1,260	12,207
Old Mutual International Bond Fund	1,821	15,610
Total Government/Corporate		66,924
Growth — 6.0%		
Old Mutual Advantage Growth Fund	3,058	15,838
Old Mutual Select Growth Fund*	156	2,267
Total Growth		18,105
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	112	1,282
Total Growth-Large Cap		1,282
Growth-Mid Cap — 1.6%		
Old Mutual Provident Mid-Cap Growth Fund*	840	4,836
Total Growth-Mid Cap		4,836
International Equity — 14.6%		
Old Mutual International Equity Fund	6,359	44,006
Total International Equity		44,006
Market Neutral-Equity — 7.4%		
Old Mutual Analytic U.S. Long/Short Fund	2,520	22,130
Total Market Neutral-Equity		22,130
Real Estate — 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	823	5,093
Total Real Estate		5,093
Sector Fund-Real Estate — 0.9%		
Old Mutual Heitman REIT Fund	517	2,751
Total Sector Fund-Real Estate		2,751

Description	Shares	Value
Value — 34.9%		
Old Mutual Barrow Hanley Value Fund	15,185	$ 70,915
Old Mutual Focused Fund	2,175	34,207
Total Value		105,122
Value-Mid Cap — 5.3%		
Old Mutual TS&W Mid-Cap Value Fund	2,580	15,920
Total Value-Mid Cap		15,920
Value-Small Cap — 2.7%		
Old Mutual Discover Value Fund	1,316	7,960
Total Value-Small Cap		7,960
Total Affiliated Mutual Funds (Cost $411,557)		302,142
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,956	2,956
Total Money Market Fund (Cost $2,956)		2,956
Total Investments — 101.3% (Cost $414,513)		305,098
Other Assets and Liabilities, Net — (1.3)%		(3,973)
Total Net Assets — 100.0%		$301,125

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

22

OLD MUTUAL 2021-2030 AGGRESSIVE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (33.72)% return versus a (23.94)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 92% equity and 8% fixed income allocation and Ibbotson combines the S&P 500 Index, Barclays U.S. Aggregate Bond Index, and the 3-month Treasury bill to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2021-2030 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2025 Index. The Fund's Institutional Class shares posted a (33.72)% return versus a (23.94)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Value Fund	21.2%
Old Mutual International Equity Fund	19.9%
Old Mutual Focused Fund	15.2%
Old Mutual Analytic U.S. Long/Short Fund	11.8%
Old Mutual TS&W Mid-Cap Value Fund	6.5%
Old Mutual Advantage Growth Fund	5.3%
Old Mutual Discover Value Fund	4.4%
Old Mutual Clay Finlay Emerging Markets Fund	2.7%
Old Mutual Barrow Hanley Core Bond Fund	1.6%
Old Mutual International Bond Fund	1.5%
As a % of Total Fund Investments	90.1%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(33.72)%
Dow Jones Target 2025 Index	03/03/08	(23.94)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.42% and 1.06%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.0%		
Aggressive Growth — 1.0%		
Old Mutual Developing Growth Fund*	279	$ 2,744
Total Aggressive Growth		2,744
Emerging Market-Equity — 2.7%		
Old Mutual Clay Finlay Emerging Markets Fund	967	7,416
Total Emerging Market-Equity		7,416
Government/Corporate — 4.8%		
Old Mutual Barrow Hanley Core Bond Fund	440	4,388
Old Mutual Dwight High Yield Fund	475	3,585
Old Mutual Dwight Intermediate Fixed Income Fund	92	894
Old Mutual International Bond Fund	501	4,291
Total Government/Corporate		13,158
Growth — 6.8%		
Old Mutual Advantage Growth Fund	2,874	14,890
Old Mutual Select Growth Fund*	275	4,001
Total Growth		18,891
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	100	1,145
Total Growth-Large Cap		1,145
Growth-Mid Cap — 1.5%		
Old Mutual Provident Mid-Cap Growth Fund*	709	4,086
Total Growth-Mid Cap		4,086
International Equity — 20.1%		
Old Mutual International Equity Fund	8,015	55,467
Total International Equity		55,467
Market Neutral-Equity — 12.0%		
Old Mutual Analytic U.S. Long/Short Fund	3,762	33,031
Total Market Neutral-Equity		33,031
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	587	3,635
Total Real Estate		3,635
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	366	1,947
Total Sector Fund-Real Estate		1,947

Description	Shares	Value
Value — 36.7%		
Old Mutual Barrow Hanley Value Fund	12,658	$ 59,113
Old Mutual Focused Fund	2,691	42,326
Total Value		101,439
Value-Mid Cap — 7.6%		
Old Mutual Mid-Cap Fund*	380	2,825
Old Mutual TS&W Mid-Cap Value Fund	2,958	18,252
Total Value-Mid Cap		21,077
Value-Small Cap — 4.4%		
Old Mutual Discover Value Fund	2,020	12,220
Total Value-Small Cap		12,220
Total Affiliated Mutual Funds (Cost $402,605)		276,256
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,708	2,708
Total Money Market Fund (Cost $2,708)		2,708
Total Investments — 101.0% (Cost $405,313)		278,964
Other Assets and Liabilities, Net — (1.0)%		(2,675)
Total Net Assets — 100.0%		$276,289

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2031-2040 CONSERVATIVE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2031-2040 Conservative Fund (the "Fund") outperformed its benchmark, the Dow Jones Target 2035 Index. The Fund's Institutional Class shares posted a (22.62)% return versus a (30.47)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 62% equity and 38% fixed income allocation and Ibbotson combines the S&P 500 Index and the Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of high yield bonds. Fund performance was also hurt by the performance of foreign equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

2031-2040 Conservative Fund

OLD MUTUAL 2031-2040 CONSERVATIVE FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Core Bond Fund	15.8%
Old Mutual Barrow Hanley Value Fund	14.8%
Old Mutual International Equity Fund	12.0%
Old Mutual International Bond Fund	10.2%
Old Mutual Focused Fund	8.3%
Old Mutual Dwight Intermediate Fixed Income Fund	7.4%
Old Mutual Dwight High Yield Fund	6.2%
Old Mutual Analytic U.S. Long/Short Fund	5.9%
Old Mutual TS&W Mid-Cap Value Fund	4.2%
Old Mutual Advantage Growth Fund	3.5%
As a % of Total Fund Investments	88.3%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Analytic U.S. Long/Short Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(22.62)%
Dow Jones Target 2035 Index	03/03/08	(30.47)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.30% and 0.99%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



OLD MUTUAL 2031-2040 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.4%		
Aggressive Growth — 0.8%		
Old Mutual Developing Growth Fund*	281	$ 2,759
Total Aggressive Growth		2,759
Emerging Market-Equity — 1.5%		
Old Mutual Clay Finlay Emerging Markets Fund	624	4,785
Total Emerging Market-Equity		4,785
Government/Corporate — 40.1%		
Old Mutual Barrow Hanley Core Bond Fund	5,168	51,577
Old Mutual Dwight High Yield Fund	2,698	20,345
Old Mutual Dwight Intermediate Fixed Income Fund	2,487	24,099
Old Mutual International Bond Fund	3,888	33,321
Total Government/Corporate		129,342
Growth — 4.2%		
Old Mutual Advantage Growth Fund	2,174	11,263
Old Mutual Select Growth Fund*	155	2,253
Total Growth		13,516
Growth-Large Cap — 2.6%		
Old Mutual Large Cap Growth Fund*	721	8,281
Total Growth-Large Cap		8,281
Growth-Mid Cap — 1.7%		
Old Mutual Provident Mid-Cap Growth Fund*	929	5,348
Total Growth-Mid Cap		5,348
International Equity — 12.2%		
Old Mutual International Equity Fund	5,681	39,311
Total International Equity		39,311
Market Neutral-Equity — 6.0%		
Old Mutual Analytic U.S. Long/Short Fund	2,210	19,406
Total Market Neutral-Equity		19,406
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	691	4,279
Total Real Estate		4,279

Description	Shares	Value
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	428	$ 2,278
Total Sector Fund-Real Estate		2,278
Value — 23.4%		
Old Mutual Barrow Hanley Value Fund	10,325	48,215
Old Mutual Focused Fund	1,730	27,217
Total Value		75,432
Value-Mid Cap — 4.3%		
Old Mutual TS&W Mid-Cap Value Fund	2,231	13,763
Total Value-Mid Cap		13,763
Value-Small Cap — 1.6%		
Old Mutual Discover Value Fund	861	5,210
Total Value-Small Cap		5,210
Total Affiliated Mutual Funds (Cost $419,728)		323,710
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,175	3,175
Total Money Market Fund (Cost $3,175)		3,175
Total Investments — 101.4% (Cost $422,903)		326,885
Other Assets and Liabilities, Net — (1.4)%		(4,370)
Total Net Assets — 100.0%		$ 322,515

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL 2031-2040 MODERATE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2031-2040 Moderate Fund (the "Fund") slightly underperformed its benchmark, the Dow Jones Target 2035 Index. The Fund's Institutional Class shares posted a (30.80)% return versus a (30.47)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 83% equity and 17% fixed income allocation and Ibbotson combines the S&P 500 Index and Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2031-2040 Moderate Fund (the "Fund") slightly underperformed its benchmark, the Dow Jones Target 2035 Index. The Fund's Institutional Class shares posted a (30.80)% return versus a (30.47)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

OLD MUTUAL 2031-2040 MODERATE FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Value Fund	18.2%
Old Mutual International Equity Fund	18.1%
Old Mutual Focused Fund	13.5%
Old Mutual Analytic U.S. Long/Short Fund	8.1%
Old Mutual Barrow Hanley Core Bond Fund	6.4%
Old Mutual TS&W Mid-Cap Value Fund	6.2%
Old Mutual International Bond Fund	5.4%
Old Mutual Advantage Growth Fund	4.9%
Old Mutual Discover Value Fund	4.0%
Old Mutual Dwight High Yield Fund	3.1%
As a % of Total Fund Investments	87.9%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(30.80)%
Dow Jones Target 2035 Index	03/03/08	(30.47)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.40% and 1.04%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual 2031-2040 Moderate Fund, Institutional Class
Dow Jones Target 2035 Index

$6,953
$6,920

3/3/08   12/31/08

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



Cash Equivalents (1.0%)
Aggressive Growth (0.9%)
Value-Small Cap (4.0%)
Value-Mid Cap (6.2%)
Emerging Market-Equity (2.8%)
Government/Corporate (17.1%)
Value (31.7%)
Growth (6.0%)
Growth-Large Cap (0.4%)
Growth-Mid Cap (1.8%)
Sector Fund-Real Estate (0.7%)
International Equity (18.1%)
Real Estate (1.2%)
Market Neutral-Equity (8.1%)

OLD MUTUAL 2031-2040 MODERATE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.8%		
Aggressive Growth — 1.0%		
Old Mutual Developing Growth Fund*	281	$ 2,765
Total Aggressive Growth		2,765
Emerging Market-Equity — 2.8%		
Old Mutual Clay Finlay Emerging Markets Fund	1,053	8,075
Total Emerging Market-Equity		8,075
Government/Corporate — 17.4%		
Old Mutual Barrow Hanley Core Bond Fund	1,873	18,694
Old Mutual Dwight High Yield Fund	1,209	9,114
Old Mutual Dwight Intermediate Fixed Income Fund	674	6,531
Old Mutual International Bond Fund	1,843	15,790
Total Government/Corporate		50,129
Growth — 6.1%		
Old Mutual Advantage Growth Fund	2,770	14,346
Old Mutual Select Growth Fund*	223	3,241
Total Growth		17,587
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	99	1,142
Total Growth-Large Cap		1,142
Growth-Mid Cap — 1.9%		
Old Mutual Provident Mid-Cap Growth Fund*	942	5,425
Total Growth-Mid Cap		5,425
International Equity — 18.4%		
Old Mutual International Equity Fund	7,693	53,237
Total International Equity		53,237
Market Neutral-Equity — 8.3%		
Old Mutual Analytic U.S. Long/Short Fund	2,719	23,869
Total Market Neutral-Equity		23,869
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	591	3,659
Total Real Estate		3,659

Description	Shares	Value
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	371	$ 1,974
Total Sector Fund-Real Estate		1,974
Value — 32.2%		
Old Mutual Barrow Hanley Value Fund	11,457	53,505
Old Mutual Focused Fund	2,511	39,504
Total Value		93,009
Value-Mid Cap — 6.3%		
Old Mutual TS&W Mid-Cap Value Fund	2,939	18,135
Total Value-Mid Cap		18,135
Value-Small Cap — 4.0%		
Old Mutual Discover Value Fund	1,927	11,659
Total Value-Small Cap		11,659
Total Affiliated Mutual Funds (Cost $410,438)		290,665
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,831	2,831
Total Money Market Fund (Cost $2,831)		2,831
Total Investments — 101.8% (Cost $413,269)		293,496
Other Assets and Liabilities, Net — (1.8)%		(5,084)
Total Net Assets — 100.0%		$ 288,412

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2031-2040 Aggressive Fund

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2031-2040 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2035 Index. The Fund's Institutional Class shares posted a (34.84)% return versus a (30.47)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 96% equity and 4% fixed income allocation and Ibbotson combines the S&P 500 Index and the Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of mid-cap growth and large-cap growth domestic equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2031-2040 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2035 Index. The Fund's Institutional Class shares posted a (34.84)% return versus a (30.47)% return for the benchmark.*
- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of mid-cap growth and large-cap growth domestic equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*
- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual Large Cap Growth Fund also contributed to performance.*
- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

*Top Ten Holdings
as of December 31, 2008*

Old Mutual International Equity Fund	22.6%
Old Mutual Barrow Hanley Value Fund	20.8%
Old Mutual Focused Fund	15.4%
Old Mutual Analytic U.S. Long/Short Fund	11.1%
Old Mutual TS&W Mid-Cap Value Fund	7.0%
Old Mutual Discover Value Fund	5.6%
Old Mutual Advantage Growth Fund	5.4%
Old Mutual Clay Finlay Emerging Markets Fund	2.9%
Old Mutual Select Growth Fund	1.9%
Old Mutual Heitman Global Real Estate Securities Fund	1.3%
As a % of Total Fund Investments	94.0%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual Large Cap Growth Fund also contributed to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(34.84)%
Dow Jones Target 2035 Index	03/03/08	(30.47)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.44% and 1.08%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



OLD MUTUAL 2031-2040 AGGRESSIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.1%		
Aggressive Growth — 1.0%		
Old Mutual Developing Growth Fund*	279	$ 2,748
Total Aggressive Growth		2,748
Emerging Market-Equity — 3.0%		
Old Mutual Clay Finlay Emerging Markets Fund	1,053	8,081
Total Emerging Market-Equity		8,081
Government/Corporate — 0.9%		
Old Mutual Barrow Hanley Core Bond Fund	242	2,420
Old Mutual Dwight High Yield Fund	5	34
Old Mutual International Bond Fund	5	42
Total Government/Corporate		2,496
Growth — 7.4%		
Old Mutual Advantage Growth Fund	2,854	14,786
Old Mutual Select Growth Fund*	360	5,239
Total Growth		20,025
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	103	1,184
Total Growth-Large Cap		1,184
Growth-Mid Cap — 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	462	2,663
Total Growth-Mid Cap		2,663
International Equity — 22.8%		
Old Mutual International Equity Fund	8,955	61,966
Total International Equity		61,966
Market Neutral-Equity — 11.2%		
Old Mutual Analytic U.S. Long/Short Fund	3,471	30,474
Total Market Neutral-Equity		30,474
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	589	3,643
Total Real Estate		3,643
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	367	1,952
Total Sector Fund-Real Estate		1,952
Value — 36.6%		
Old Mutual Barrow Hanley Value Fund	12,210	$ 57,020
Old Mutual Focused Fund	2,694	42,380
Total Value		99,400
Value-Mid Cap — 8.1%		
Old Mutual Mid-Cap Fund*	372	2,766
Old Mutual TS&W Mid-Cap Value Fund	3,100	19,127
Total Value-Mid Cap		21,893
Value-Small Cap — 5.7%		
Old Mutual Discover Value Fund	2,546	15,404
Total Value-Small Cap		15,404
Total Affiliated Mutual Funds (Cost $401,338)		**271,929**
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,662	2,662
Total Money Market Fund (Cost $2,662)		**2,662**
Total Investments — 101.1% (Cost $404,000)		**274,591**
Other Assets and Liabilities, Net — (1.1)%		**(2,894)**
Total Net Assets — 100.0%		**$ 271,697**

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

38

OLD MUTUAL 2041-2050 CONSERVATIVE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Conservative Fund (the "Fund") outperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (25.14)% return versus a (32.16)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 67% equity and 33% fixed income allocation and Ibbotson combines the S&P 500 Index and the Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign developed equities. Fund performance was also hurt by the performance of high yield bonds. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Conservative Fund (the "Fund") outperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (25.14)% return versus a (32.16)% return for the benchmark.*

- *The Fund underperformed primarily due to the poor performance of foreign developed equities. Fund performance was also hurt by the performance of high yield bonds. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*

- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Dwight Intermediate Fixed Income Fund were also contributors to performance.*

- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

2041-2050 Conservative Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of December 31, 2008	
Old Mutual Barrow Hanley Value Fund	14.9%
Old Mutual International Equity Fund	14.5%
Old Mutual Barrow Hanley Core Bond Fund	12.3%
Old Mutual International Bond Fund	10.4%
Old Mutual Focused Fund	9.1%
Old Mutual Dwight Intermediate Fixed Income Fund	6.2%
Old Mutual Analytic U.S. Long/Short Fund	6.1%
Old Mutual Dwight High Yield Fund	5.5%
Old Mutual TS&W Mid-Cap Value Fund	5.1%
Old Mutual Advantage Growth Fund	4.1%
As a % of Total Fund Investments	88.2%

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(25.14)%
Dow Jones Target 2045 Index	03/03/08	(32.16)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.33% and 1.02%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



OLD MUTUAL 2041-2050 CONSERVATIVE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.6%		
Aggressive Growth — 0.9%		
Old Mutual Developing Growth Fund*	288	$ 2,831
Total Aggressive Growth		2,831
Emerging Market-Equity — 2.3%		
Old Mutual Clay Finlay Emerging Markets Fund	928	7,118
Total Emerging Market-Equity		7,118
Government/Corporate — 35.0%		
Old Mutual Barrow Hanley Core Bond Fund	3,922	39,139
Old Mutual Dwight High Yield Fund	2,318	17,477
Old Mutual Dwight Intermediate Fixed Income Fund	2,030	19,675
Old Mutual International Bond Fund	3,842	32,929
Total Government/Corporate		109,220
Growth — 4.8%		
Old Mutual Advantage Growth Fund	2,490	12,899
Old Mutual Select Growth Fund*	148	2,147
Total Growth		15,046
Growth-Large Cap — 1.6%		
Old Mutual Large Cap Growth Fund*	419	4,808
Total Growth-Large Cap		4,808
Growth-Mid Cap — 1.4%		
Old Mutual Provident Mid-Cap Growth Fund*	756	4,357
Total Growth-Mid Cap		4,357
International Equity — 14.7%		
Old Mutual International Equity Fund	6,642	45,966
Total International Equity		45,966
Market Neutral-Equity — 6.2%		
Old Mutual Analytic U.S. Long/Short Fund	2,213	19,429
Total Market Neutral-Equity		19,429
Real Estate — 0.9%		
Old Mutual Heitman Global Real Estate Securities Fund*	434	2,684
Total Real Estate		2,684
Sector Fund-Real Estate — 0.5%		
Old Mutual Heitman REIT Fund	270	1,435
Total Sector Fund-Real Estate		1,435

Description	Shares	Value
Value — 24.3%		
Old Mutual Barrow Hanley Value Fund	10,085	$ 47,098
Old Mutual Focused Fund	1,829	28,771
Total Value		75,869
Value-Mid Cap — 5.1%		
Old Mutual TS&W Mid-Cap Value Fund	2,592	15,990
Total Value-Mid Cap		15,990
Value-Small Cap — 2.9%		
Old Mutual Discover Value Fund	1,504	9,100
Total Value-Small Cap		9,100
Total Affiliated Mutual Funds (Cost $417,513)		313,853
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	3,070	3,070
Total Money Market Fund (Cost $3,070)		3,070
Total Investments — 101.6% (Cost $420,583)		316,923
Other Assets and Liabilities, Net — (1.6)%		(4,803)
Total Net Assets — 100.0%		$ 312,120

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2041-2050 Moderate Fund

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Moderate Fund (the "Fund") slightly outperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (31.92)% return versus a (32.16)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 85% equity and 15% fixed income allocation and Ibbotson combines the S&P 500 Index and Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Moderate Fund (the "Fund") slightly outperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (31.92)% return versus a (32.16)% return for the benchmark.*
- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of high yield bonds. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*
- *Old Mutual Barrow Hanley Core Bond Fund and Old Mutual International Bond Fund were the primary contributors to performance this period. Old Mutual Dwight Intermediate Fixed Income Fund was also a contributor to performance.*
- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings
as of December 31, 2008

Old Mutual International Equity Fund	21.1%
Old Mutual Barrow Hanley Value Fund	15.9%
Old Mutual Focused Fund	13.7%
Old Mutual Analytic U.S. Long/Short Fund	7.8%
Old Mutual TS&W Mid-Cap Value Fund	6.9%
Old Mutual International Bond Fund	5.3%
Old Mutual Advantage Growth Fund	4.8%
Old Mutual Discover Value Fund	4.5%
Old Mutual Barrow Hanley Core Bond Fund	4.3%
Old Mutual Dwight High Yield Fund	3.1%
As a % of Total Fund Investments	87.4%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual International Bond Fund were the primary contributors to performance this period. Old Mutual Dwight Intermediate Fixed Income Fund was also a contributor to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(31.92)%
Dow Jones Target 2045 Index	03/03/08	(32.16)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.42% and 1.06%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of December 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] **— 100.8%**		
Aggressive Growth — 1.0%		
Old Mutual Developing Growth Fund*	281	$ 2,763
Total Aggressive Growth		2,763
Emerging Market-Equity — 2.9%		
Old Mutual Clay Finlay Emerging Markets Fund	1,060	8,132
Total Emerging Market-Equity		8,132
Government/Corporate — 14.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,255	12,519
Old Mutual Dwight High Yield Fund	1,195	9,013
Old Mutual Dwight Intermediate Fixed Income Fund	450	4,363
Old Mutual International Bond Fund	1,794	15,377
Total Government/Corporate		41,272
Growth — 6.0%		
Old Mutual Advantage Growth Fund	2,674	13,852
Old Mutual Select Growth Fund*	219	3,181
Total Growth		17,033
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	97	1,118
Total Growth-Large Cap		1,118
Growth-Mid Cap — 1.9%		
Old Mutual Provident Mid-Cap Growth Fund*	930	5,354
Total Growth-Mid Cap		5,354
International Equity — 21.5%		
Old Mutual International Equity Fund	8,793	60,847
Total International Equity		60,847
Market Neutral-Equity — 7.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,548	22,374
Total Market Neutral-Equity		22,374
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	600	3,717
Total Real Estate		3,717
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	377	2,003
Total Sector Fund-Real Estate		2,003

Description	Shares	Value
Value — 30.1%		
Old Mutual Barrow Hanley Value Fund	9,822	$ 45,868
Old Mutual Focused Fund	2,510	39,483
Total Value		85,351
Value-Mid Cap — 8.0%		
Old Mutual Mid-Cap Fund*	383	2,851
Old Mutual TS&W Mid-Cap Value Fund	3,204	19,771
Total Value-Mid Cap		22,622
Value-Small Cap — 4.6%		
Old Mutual Discover Value Fund	2,160	13,065
Total Value-Small Cap		13,065
Total Affiliated Mutual Funds (Cost $409,619)		**285,651**
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,781	2,781
Total Money Market Fund (Cost $2,781)		**2,781**
Total Investments — 101.8% (Cost $412,400)		**288,432**
Other Assets and Liabilities, Net — (1.8)%		**(4,926)**
Total Net Assets — 100.0%		**$ 283,506**

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2041-2050 Aggressive Fund

Management Overview (Unaudited)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (34.62)% return versus a (32.16)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. In early December, the National Bureau of Economic Research declared that the U.S. had entered into a recession in late 2007. The purchasing manager's index, a broad index of change in U.S. manufacturing, dropped to its lowest level since June 1980. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. The U.S. Treasury and the U.S. Federal Reserve Board took drastic action, cutting interest rates, restricting short sales, providing risk capital and arranging bank mergers or guaranteeing deposits. The U.S. Congress approved a bailout package for the financial services industry and provided a life line to the failing U.S. auto industry. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Coupling this with a widespread fear of financial institution failures, lack of consumer credit, extended periods of declining savings rates, and the highest unemployment in years, Ibbotson Associates Advisors, LLC ("Ibbotson") believes it is unlikely that consumers will help spend the economy out of recession.

The economic woes of the U.S. spread globally. Demand was down across the globe, manufacturing slowed, and unemployment rose. Many countries cut interest rates, and slowing inflation throughout Europe has led to widespread speculation that the European Central Bank will move to cut interest rates further. The United Kingdom (the "U.K.") and Canada saw rising unemployment numbers, while key interest rates in the U.K., Canada and Japan were lowered.

The commodity exporting emerging markets that benefited during the first half of the year experienced a dramatic reversal of fortune. As commodity prices slid, so did commodity exporting emerging markets. The economies of countries such as Venezuela and Argentina, which adopted expansionary fiscal policies, experienced significant downturn. Ibbotson believes the drop in fortunes for several commodity exporting emerging markets may be politically destabilizing.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund has a 97% equity and 3% fixed income allocation and Ibbotson combines the S&P 500 Index and the Barclays U.S. Aggregate Bond Index to build a blended benchmark. The Fund underperformed this blended benchmark primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of mid-cap growth domestic equities. On the positive side, U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.

Q. How did portfolio composition affect Fund performance?

A. The Fund is a "Fund of Funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Performance Highlights

- *For the period March 3, 2008 through December 31, 2008, the Old Mutual 2041-2050 Aggressive Fund (the "Fund") underperformed its benchmark, the Dow Jones Target 2045 Index. The Fund's Institutional Class shares posted a (34.62)% return versus a (32.16)% return for the benchmark.*
- *The Fund underperformed primarily due to the poor performance of foreign equities. Fund performance was also hurt by the performance of mid-cap growth domestic equities. U.S. real estate investment trusts ("REIT's") and small-cap value domestic equities added to overall Fund performance.*
- *Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Large Cap Growth Fund were also contributors to performance.*
- *Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Ibbotson Associates Advisors, LLC

Top Ten Holdings
as of December 31, 2008

Old Mutual International Equity Fund	23.3%
Old Mutual Barrow Hanley Value Fund	19.5%
Old Mutual Focused Fund	15.4%
Old Mutual Analytic U.S. Long/Short Fund	10.5%
Old Mutual TS&W Mid-Cap Value Fund	7.6%
Old Mutual Discover Value Fund	5.5%
Old Mutual Advantage Growth Fund	4.9%
Old Mutual Clay Finlay Emerging Markets Fund	2.9%
Old Mutual Select Growth Fund	1.9%
Old Mutual Heitman Global Real Estate Securities Fund	1.2%
As a % of Total Fund Investments	92.7%

Based on the performance of the Fund's underlying mutual fund investments, Old Mutual Barrow Hanley Core Bond Fund was the primary contributor to performance this period. Old Mutual International Bond Fund and Old Mutual Large Cap Growth Fund were also contributors to performance. Old Mutual Focused Fund, Old Mutual International Equity Fund and Old Mutual Barrow Hanley Value Fund were the greatest detractors from performance this period.

Q. What is the investment outlook?

A. Ibbotson believes this may be one of the deepest and longest global recessions in recent years, and that, in contrast with many past recessions, the nature of this recession could have a profound effect on the behavior of the typical investor. Ibbotson believes layoffs may continue, foreclosures may increase and more businesses may fail. The sub-adviser also believes consumers may dramatically curtail their spending, thus lengthening the recession. Ibbotson believes fear and pessimism may cause investors to overreact. However, Ibbotson believes that there is cause for optimism. At the current lows, Ibbotson believes strategic long-term investors may be rewarded, although it expects to see higher than normal volatility, making the journey painful. Ibbotson believes that the flight to quality that has taken place during the financial crisis has U.S. Treasury bills and the U.S. dollar overbought. Ibbotson believes that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

Ibbotson points out that U.S. REIT's experienced marked volatility in 2008. In contrast with most other asset classes, REIT's had a positive year-to-date return heading into the third quarter. However, in the fourth quarter, U.S. REIT's performed poorly and ended the year with a loss. Ibbotson continues to underweight U.S. REIT's due to its analysis that the current economic environment, high use of leverage, inability to refinance, high borrowing costs, high fixed costs and falling commercial property prices may hurt REIT's relative to general equities.

Ibbotson believes that the flight to quality has had two effects – the U.S. dollar is overvalued relative to most foreign currencies and the safest, short-term U.S. Treasury bills and bonds are overbought. Ibbotson is considering overweighting U.S. investment-grade corporate bonds relative to cash and U.S. Treasury bills. Additionally, Ibbotson is considering overweighting non-U.S. bonds over U.S. bonds. Building on the idea that risky assets are oversold and safe assets are overbought, Ibbotson is considering overweighting equities relative to bonds. Given its view that the U.S. dollar is currently overvalued, Ibbotson's current bias is to overweight non-U.S. equities relative to U.S. equities.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	03/03/08	(34.62)%
Dow Jones Target 2045 Index	03/03/08	(32.16)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the supplement dated June 25, 2008 to the prospectus dated March 3, 2008) are 49.44% and 1.08%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of March 3, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



Old Mutual 2041-2050 Aggressive Fund — concluded

Schedule of Investments

As of December 31, 2008

Description	Shares	Value
Affiliated Mutual Funds[1] — 100.6%		
Aggressive Growth — 1.0%		
Old Mutual Developing Growth Fund*	281	$ 2,762
Total Aggressive Growth		2,762
Emerging Market-Equity — 3.0%		
Old Mutual Clay Finlay Emerging Markets Fund	1,060	8,133
Total Emerging Market-Equity		8,133
Government/Corporate — 2.3%		
Old Mutual Barrow Hanley Core Bond Fund	244	2,435
Old Mutual Dwight High Yield Fund	225	1,698
Old Mutual International Bond Fund	246	2,106
Total Government/Corporate		6,239
Growth — 6.9%		
Old Mutual Advantage Growth Fund	2,596	13,445
Old Mutual Select Growth Fund*	366	5,329
Total Growth		18,774
Growth-Large Cap — 0.4%		
Old Mutual Large Cap Growth Fund*	99	1,136
Total Growth-Large Cap		1,136
Growth-Mid Cap — 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	465	2,676
Total Growth-Mid Cap		2,676
International Equity — 23.7%		
Old Mutual International Equity Fund	9,326	64,539
Total International Equity		64,539
Market Neutral-Equity — 10.7%		
Old Mutual Analytic U.S. Long/Short Fund	3,319	29,137
Total Market Neutral-Equity		29,137
Real Estate — 1.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	553	3,426
Total Real Estate		3,426
Sector Fund-Real Estate — 0.7%		
Old Mutual Heitman REIT Fund	355	1,889
Total Sector Fund-Real Estate		1,889

Description	Shares	Value
Value — 35.4%		
Old Mutual Barrow Hanley Value Fund	11,561	$ 53,991
Old Mutual Focused Fund	2,706	42,571
Total Value		96,562
Value-Mid Cap — 8.7%		
Old Mutual Mid-Cap Fund*	383	2,851
Old Mutual TS&W Mid-Cap Value Fund	3,405	21,010
Total Value-Mid Cap		23,861
Value-Small Cap — 5.5%		
Old Mutual Discover Value Fund	2,502	15,139
Total Value-Small Cap		15,139
Total Affiliated Mutual Funds (Cost $403,861)		**274,273**
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	2,670	2,670
Total Money Market Fund (Cost $2,670)		**2,670**
Total Investments — 101.6% (Cost $406,531)		**276,943**
Other Assets and Liabilities, Net — (1.6)%		**(4,406)**
Total Net Assets — 100.0%		**$ 272,537**

For descriptions of abbreviations and footnotes, please refer to page 51.

The accompanying notes are an integral part of the financial statements.

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of December 31, 2008.

Other Information:

The Funds utilize various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Description	Level 1	Level 2	Level 3	Total
Old Mutual 2011-2020 Conservative Fund				
Investments	$363,411	$ —	$ —	$363,411
Old Mutual 2011-2020 Moderate Fund				
Investments	332,423	—	—	332,423
Old Mutual 2011-2020 Aggressive Fund				
Investments	301,168	—	—	301,168
Old Mutual 2021-2030 Conservative Fund				
Investments	337,353	—	—	337,353
Old Mutual 2021-2030 Moderate Fund				
Investments	305,098	—	—	305,098
Old Mutual 2021-2030 Aggressive Fund				
Investments	278,964	—	—	278,964
Old Mutual 2031-2040 Conservative Fund				
Investments	326,885	—	—	326,885
Old Mutual 2031-2040 Moderate Fund				
Investments	293,496	—	—	293,496
Old Mutual 2031-2040 Aggressive Fund				
Investments	274,591	—	—	274,591
Old Mutual 2041-2050 Conservative Fund				
Investments	316,923	—	—	316,923
Old Mutual 2041-2050 Moderate Fund				
Investments	288,432	—	—	288,432
Old Mutual 2041-2050 Aggressive Fund				
Investments	276,943	—	—	276,943

Refer to the "Security Valuation" section of Note 2 for further information.

This page is intentionally left blank.

Statements of Assets & Liabilities

As of December 31, 2008

	Old Mutual 2011-2020 Conservative Fund	Old Mutual 2011-2020 Moderate Fund	Old Mutual 2011-2020 Aggressive Fund
Assets:			
Investment in Affiliated Funds, at cost	$428,173	$419,081	$412,311
Investment in Unaffiliated Funds, at cost	3,535	3,231	2,910
Investment in Affiliated Funds, at value	$359,876	$329,192	$298,258
Investment in Unaffiliated Funds, at value	3,535	3,231	2,910
Receivable from Investment Adviser	18,591	17,092	14,608
Receivable for Dividends from Affiliated Funds	983	668	310
Other Assets	3,274	3,270	3,266
Total Assets	386,259	353,453	319,352
Liabilities:			
Payable for Management Fees	59	67	60
Payable for Investment Securities Purchased	2,934	2,617	2,254
Payable for Trustees' Fees	2,405	2,397	2,338
Payable for Administration Fees	29	27	24
Accrued Expenses	22,572	20,373	18,428
Total Liabilities	27,999	25,481	23,104
Net Assets	$358,260	$327,972	$296,248
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$436,117	$430,874	$426,167
Undistributed Net Investment Income	—	—	—
Accumulated Net Realized Loss on Investments	(9,560)	(13,013)	(15,866)
Net Unrealized Depreciation on Investments	(68,297)	(89,889)	(114,053)
Net Assets	$358,260	$327,972	$296,248
Outstanding Shares of Beneficial Interest	43,956	43,569	43,119
Net Asset Value, Offering and Redemption Price Per Share	$ 8.15	$ 7.53	$ 6.87

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES — concluded

AS OF DECEMBER 31, 2008

	Old Mutual 2021-2030 Conservative Fund	Old Mutual 2021-2030 Moderate Fund	Old Mutual 2021-2030 Aggressive Fund
Assets:			
Investment in Affiliated Funds, at cost	$420,174	$411,557	$402,605
Investment in Unaffiliated Funds, at cost	3,286	2,956	2,708
Investment in Affiliated Funds, at value	$334,067	$302,142	$276,256
Investment in Unaffiliated Funds, at value	3,286	2,956	2,708
Receivable from Investment Adviser	18,675	15,561	15,238
Receivable for Dividends from Affiliated Funds	702	347	72
Other Assets	3,271	3,267	3,264
Total Assets	360,001	324,273	297,538
Liabilities:			
Payable for Management Fees	55	61	56
Payable for Investment Securities Purchased	2,649	2,289	2,013
Payable for Trustees' Fees	2,750	2,451	2,600
Payable for Administration Fees	27	24	22
Accrued Expenses	20,769	18,323	16,558
Total Liabilities	26,250	23,148	21,249
Net Assets	$333,751	$301,125	$276,289
Net Assets:			
Paid-in Capital ($0.001 par value, unlimited authorization)	$432,858	$426,978	$422,080
Undistributed Net Investment Income	—	—	—
Accumulated Net Realized Loss on Investments	(13,000)	(16,438)	(19,442)
Net Unrealized Depreciation on Investments	(86,107)	(109,415)	(126,349)
Net Assets	$333,751	$301,125	$276,289
Outstanding Shares of Beneficial Interest	43,671	43,174	42,555
Net Asset Value, Offering and Redemption Price Per Share	$ 7.64	$ 6.97	$ 6.49

The accompanying notes are an integral part of the financial statements.

Old Mutual 2031-2040 Conservative Fund	Old Mutual 2031-2040 Moderate Fund	Old Mutual 2031-2040 Aggressive Fund	Old Mutual 2041-2050 Conservative Fund	Old Mutual 2041-2050 Moderate Fund	Old Mutual 2041-2050 Aggressive Fund
$ 419,728	$ 410,438	$ 401,338	$ 417,513	$ 409,619	$ 403,861
3,175	2,831	2,662	3,070	2,781	2,670
$ 323,710	$ 290,665	$ 271,929	$ 313,853	$ 285,651	$ 274,273
3,175	2,831	2,662	3,070	2,781	2,670
18,258	16,158	16,255	17,158	15,948	15,779
608	238	15	506	201	36
4,461	3,477	4,453	3,480	3,464	3,473
350,212	313,369	295,314	338,067	308,045	296,231
53	59	55	51	58	55
2,556	2,182	1,955	2,453	2,143	1,976
5,133	5,299	5,374	5,337	5,336	5,386
26	23	22	25	23	22
19,929	17,394	16,211	18,081	16,979	16,255
27,697	24,957	23,617	25,947	24,539	23,694
$ 322,515	$ 288,412	$ 271,697	$ 312,120	$ 283,506	$ 272,537
$ 432,259	$ 425,653	$ 420,904	$ 431,374	$ 425,233	$ 421,444
—	—	—	—	—	—
(13,726)	(17,468)	(19,798)	(15,594)	(17,759)	(19,319)
(96,018)	(119,773)	(129,409)	(103,660)	(123,968)	(129,588)
$ 322,515	$ 288,412	$ 271,697	$ 312,120	$ 283,506	$ 272,537
43,686	43,034	42,354	43,626	43,044	42,498
$ 7.38	$ 6.70	$ 6.41	$ 7.15	$ 6.59	$ 6.41

STATEMENTS OF OPERATIONS

FOR THE PERIOD MARCH 3, 2008* TO DECEMBER 31, 2008

	Old Mutual 2011-2020 Conservative Fund	Old Mutual 2011-2020 Moderate Fund	Old Mutual 2011-2020 Aggressive Fund
Investment Income:			
Dividends from Affiliated Funds	$ 17,424	$ 13,034	$ 9,195
Dividends	86	85	84
Total Investment Income	17,510	13,119	9,279
Expenses:			
Management Fees	656	803	783
Administration Fees	328	321	313
Trustees' Fees	36,908	36,791	36,559
Custodian Fees	84	61	64
Professional Fees	34,505	32,409	30,732
Registration and SEC Fees	2,503	2,503	2,503
Printing Fees	840	867	840
Transfer Agent Fees	3,118	3,130	2,727
Offering and Organizational Costs	25,345	25,331	25,315
Other Expenses	2,301	2,172	2,065
Total Expenses	106,588	104,388	101,901
Less:			
Waiver of Management Fees	(656)	(803)	(783)
Reimbursement of Other Expenses by Investment Adviser	(105,490)	(103,075)	(100,611)
Expense Reduction[1]	(2)	(2)	(2)
Net Expenses	440	508	505
Net Investment Income	17,070	12,611	8,774
Net Realized Loss from Affiliated Funds[2]	(12,109)	(15,149)	(17,743)
Net Capital Gain Distributions Received from Affiliated Funds[2]	4,929	3,732	2,603
Net Change in Unrealized Depreciation on Investments	(68,297)	(89,889)	(114,053)
Net Realized and Unrealized Loss on Investments	(75,477)	(101,306)	(129,193)
Decrease in Net Assets Resulting from Operations	$ (58,407)	$ (88,695)	$(120,419)

* Inception date of the Funds.

[1] All expense reductions are for transfer agent expenses. See Note 2.

[2] See Note 5 for the total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

Old Mutual 2021-2030 Conservative Fund	Old Mutual 2021-2030 Moderate Fund	Old Mutual 2021-2030 Aggressive Fund	Old Mutual 2031-2040 Conservative Fund	Old Mutual 2031-2040 Moderate Fund	Old Mutual 2031-2040 Aggressive Fund
$ 14,918	$ 9,989	$ 5,707	$ 14,427	$ 8,848	$ 4,630
85	84	82	84	83	83
15,003	10,073	5,789	14,511	8,931	4,713
644	785	770	638	777	767
322	314	308	319	311	307
37,103	36,659	36,703	39,412	39,466	39,441
71	61	61	60	61	61
32,760	30,468	28,763	31,963	29,585	28,430
2,503	2,503	2,503	2,503	2,503	2,503
872	849	872	873	849	872
3,130	3,130	3,130	3,130	3,130	3,130
25,334	25,316	25,303	24,136	25,102	24,110
2,202	2,054	1,954	2,152	2,005	1,934
104,941	102,139	100,367	105,186	103,789	101,555
(644)	(785)	(770)	(638)	(777)	(767)
(103,857)	(100,847)	(99,092)	(104,109)	(102,505)	(100,284)
(2)	(2)	(2)	(2)	(2)	(2)
438	505	503	437	505	502
14,565	9,568	5,286	14,074	8,426	4,211
(15,227)	(18,310)	(20,877)	(15,747)	(19,160)	(21,134)
3,853	2,615	1,562	3,539	2,252	1,362
(86,107)	(109,415)	(126,349)	(96,018)	(119,773)	(129,409)
(97,481)	(125,110)	(145,664)	(108,226)	(136,681)	(149,181)
$ (82,916)	$(115,542)	$(140,378)	$ (94,152)	$(128,255)	$(144,970)

STATEMENTS OF OPERATIONS — concluded

FOR THE PERIOD MARCH 3, 2008* TO DECEMBER 31, 2008

	Old Mutual 2041-2050 Conservative Fund	Old Mutual 2041-2050 Moderate Fund	Old Mutual 2041-2050 Aggressive Fund
Investment Income:			
Dividends from Affiliated Funds	$ 13,765	$ 8,540	$ 5,142
Dividends	84	81	83
Total Investment Income	13,849	8,621	5,225
Expenses:			
Management Fees	632	774	767
Administration Fees	316	309	307
Trustees' Fees	39,550	39,451	39,462
Custodian Fees	61	32	61
Professional Fees	30,256	29,212	28,476
Registration and SEC Fees	2,503	2,503	2,503
Printing Fees	873	849	873
Transfer Agent Fees	3,130	2,816	3,130
Offering and Organizational Costs	25,112	25,099	25,090
Other Expenses	2,004	1,997	1,934
Total Expenses	104,437	103,042	102,603
Less:			
Waiver of Management Fees	(632)	(774)	(767)
Reimbursement of Other Expenses by Investment Adviser	(103,366)	(101,762)	(101,330)
Expense Reduction[1]	(2)	(2)	(2)
Net Expenses	437	504	504
Net Investment Income	13,412	8,117	4,721
Net Realized Loss from Affiliated Funds[2]	(17,653)	(19,364)	(20,590)
Net Capital Gain Distributions Received from Affiliated Funds[2]	3,354	2,054	1,327
Net Change in Unrealized Depreciation on Investments	(103,660)	(123,968)	(129,588)
Net Realized and Unrealized Loss on Investments	(117,959)	(141,278)	(148,851)
Decrease in Net Assets Resulting from Operations	$(104,547)	$(133,161)	$(144,130)

* Inception date of the Funds.

[1] All expense reductions are for transfer agent expenses. See Note 2.

[2] See Note 5 for the total net realized gain (loss) on investments in Affiliated Funds.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Old Mutual 2011-2020 Conservative Fund	Old Mutual 2011-2020 Moderate Fund	Old Mutual 2011-2020 Aggressive Fund
	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08
Investment Activities:			
Net Investment Income	$ 17,070	$ 12,611	$ 8,774
Net Realized Loss from Investments	(7,180)	(11,417)	(15,140)
Net Change in Unrealized Depreciation on Investments	(68,297)	(89,889)	(114,053)
Net Decrease in Net Assets Resulting from Operations	(58,407)	(88,695)	(120,419)
Dividends and Distributions to Shareholders From:			
Net Investment Income	(19,556)	(14,207)	(9,875)
Total Dividends and Distributions	(19,556)	(14,207)	(9,875)
Capital Share Transactions:			
Shares Issued	416,667	416,667	416,667
Shares Issued upon Reinvestment of Distributions	19,556	14,207	9,875
Shares Redeemed	—	—	—
Increase in Net Assets Derived from Capital Shares Transactions	436,223	430,874	426,542
Total Increase in Net Assets	358,260	327,972	296,248
Net Assets:			
Beginning of Period	—	—	—
End of Period	$ 358,260	$ 327,972	$ 296,248
Undistributed Net Investment Income	$ —	$ —	$ —
Shares Issued and Redeemed:			
Shares Issued	41,667	41,667	41,667
Shares Issued upon Reinvestment of Distributions	2,289	1,902	1,452
Shares Redeemed	—	—	—
Net Increase in Shares Outstanding	43,956	43,569	43,119

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS — concluded

	Old Mutual 2021-2030 Conservative Fund	Old Mutual 2021-2030 Moderate Fund	Old Mutual 2021-2030 Aggressive Fund
	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08
Investment Activities:			
Net Investment Income	$ 14,565	$ 9,568	$ 5,286
Net Realized Loss from Investments	(11,374)	(15,695)	(19,315)
Net Change in Unrealized Depreciation on Investments	(86,107)	(109,415)	(126,349)
Net Decrease in Net Assets Resulting from Operations	(82,916)	(115,542)	(140,378)
Dividends and Distributions to Shareholders From:			
Net Investment Income	(16,191)	(10,399)	(5,694)
Total Dividends and Distributions	(16,191)	(10,399)	(5,694)
Capital Share Transactions:			
Shares Issued	416,667	416,667	416,667
Shares Issued upon Reinvestment of Distributions	16,191	10,399	5,694
Shares Redeemed	—	—	—
Increase in Net Assets Derived from Capital Shares Transactions	432,858	427,066	422,361
Total Increase in Net Assets	333,751	301,125	276,289
Net Assets:			
Beginning of Period	—	—	—
End of Period	$ 333,751	$ 301,125	$ 276,289
Undistributed Net Investment Income	$ —	$ —	$ —
Shares Issued and Redeemed:			
Shares Issued	41,667	41,667	41,667
Shares Issued upon Reinvestment of Distributions	2,004	1,507	888
Shares Redeemed	—	—	—
Net Increase in Shares Outstanding	43,671	43,174	42,555

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual 2031-2040 Conservative Fund	Old Mutual 2031-2040 Moderate Fund	Old Mutual 2031-2040 Aggressive Fund	Old Mutual 2041-2050 Conservative Fund	Old Mutual 2041-2050 Moderate Fund	Old Mutual 2041-2050 Aggressive Fund
	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08	3/3/08* to 12/31/08
	$ 14,074	$ 8,426	$ 4,211	$ 13,412	$ 8,117	$ 4,721
	(12,208)	(16,908)	(19,772)	(14,299)	(17,310)	(19,263)
	(96,018)	(119,773)	(129,409)	(103,660)	(123,968)	(129,588)
	(94,152)	(128,255)	(144,970)	(104,547)	(133,161)	(144,130)
	(15,737)	(9,066)	(4,349)	(14,791)	(8,966)	(5,263)
	(15,737)	(9,066)	(4,349)	(14,791)	(8,966)	(5,263)
	416,667	416,667	416,667	416,667	416,667	416,667
	15,737	9,066	4,349	14,791	8,966	5,263
	—	—	—	—	—	—
	432,404	425,733	421,016	431,458	425,633	421,930
	322,515	288,412	271,697	312,120	283,506	272,537
	—	—	—	—	—	—
	$ 322,515	$ 288,412	$ 271,697	$ 312,120	$ 283,506	$ 272,537
	$ —	$ —	$ —	$ —	$ —	$ —
	41,667	41,667	41,667	41,667	41,667	41,667
	2,019	1,367	687	1,959	1,377	831
	—	—	—	—	—	—
	43,686	43,034	42,354	43,626	43,044	42,498

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD ENDED DECEMBER 31, 2008

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return	Net Assets, End of Period	Ratio of Expenses to Average Net Assets[2]	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)[2]	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL 2011-2020 CONSERVATIVE FUND														
Institutional Class														
2008*	$10.00	$0.41	$(1.80)	$(1.39)	$(0.46)	$—	$(0.46)	$8.15	(14.02)%†	$358,260	0.13%**	32.48%**	5.20%**	38.34%†
OLD MUTUAL 2011-2020 MODERATE FUND														
Institutional Class														
2008*	$10.00	$0.30	$(2.43)	$(2.13)	$(0.34)	$—	$(0.34)	$7.53	(21.26)%†	$327,972	0.16%**	32.51%**	3.93%**	36.00%†
OLD MUTUAL 2011-2020 AGGRESSIVE FUND														
Institutional Class														
2008*	$10.00	$0.21	$(3.10)	$(2.89)	$(0.24)	$—	$(0.24)	$6.87	(28.91)%†	$296,248	0.16%**	32.55%**	2.80%**	35.37%†
OLD MUTUAL 2021-2030 CONSERVATIVE FUND														
Institutional Class														
2008*	$10.00	$0.35	$(2.32)	$(1.97)	$(0.39)	$—	$(0.39)	$7.64	(19.93)%†	$333,751	0.14%**	32.61%**	4.53%**	38.59%†
OLD MUTUAL 2021-2030 MODERATE FUND														
Institutional Class														
2008*	$10.00	$0.23	$(3.01)	$(2.78)	$(0.25)	$—	$(0.25)	$6.97	(27.78)%†	$301,125	0.16%**	32.54%**	3.05%**	37.87%†
OLD MUTUAL 2021-2030 AGGRESSIVE FUND														
Institutional Class														
2008*	$10.00	$0.13	$(3.50)	$(3.37)	$(0.14)	$—	$(0.14)	$6.49	(33.72)%†	$276,289	0.16%**	32.60%**	1.72%**	35.47%†
OLD MUTUAL 2031-2040 CONSERVATIVE FUND														
Institutional Class														
2008*	$10.00	$0.34	$(2.59)	$(2.25)	$(0.37)	$—	$(0.37)	$7.38	(22.62)%†	$322,515	0.14%**	32.99%**	4.41%**	33.86%†
OLD MUTUAL 2031-2040 MODERATE FUND														
Institutional Class														
2008*	$10.00	$0.20	$(3.28)	$(3.08)	$(0.22)	$—	$(0.22)	$6.70	(30.80)%†	$288,412	0.16%**	33.38%**	2.71%**	32.44%†
OLD MUTUAL 2031-2040 AGGRESSIVE FUND														
Institutional Class														
2008*	$10.00	$0.10	$(3.59)	$(3.49)	$(0.10)	$—	$(0.10)	$6.41	(34.84)%†	$271,697	0.16%**	33.12%**	1.37%**	34.63%†
OLD MUTUAL 2041-2050 CONSERVATIVE FUND														
Institutional Class														
2008*	$10.00	$0.32	$(2.82)	$(2.50)	$(0.35)	$—	$(0.35)	$7.15	(25.14)%†	$312,120	0.14%**	33.03%**	4.24%**	35.24%†
OLD MUTUAL 2041-2050 MODERATE FUND														
Institutional Class														
2008*	$10.00	$0.19	$(3.38)	$(3.19)	$(0.22)	$—	$(0.22)	$6.59	(31.92)%†	$283,506	0.16%**	33.30%**	2.62%**	31.25%†
OLD MUTUAL 2041-2050 AGGRESSIVE FUND														
Institutional Class														
2008*	$10.00	$0.11	$(3.57)	$(3.46)	$(0.13)	$—	$(0.13)	$6.41	(34.62)%†	$272,537	0.16%**	33.44%**	1.54%**	33.50%†

* Fund commenced operations on March 3, 2008.

** Ratios for periods less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

1 Per share amounts for the period are calculated based on average outstanding shares.

2 Ratio does not include expenses of the underlying funds.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of December 31, 2008

1. Organization

Old Mutual Funds III (the "Trust"), organized as a Delaware statutory trust on November 21, 2007, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios, of which the following are covered by this Annual Report – the Old Mutual 2011-2020 Conservative Fund, the Old Mutual 2011-2020 Moderate Fund, the Old Mutual 2011-2020 Aggressive Fund, the Old Mutual 2021-2030 Conservative Fund, the Old Mutual 2021-2030 Moderate Fund, the Old Mutual 2021-2030 Aggressive Fund, the Old Mutual 2031-2040 Conservative Fund, the Old Mutual 2031-2040 Moderate Fund, the Old Mutual 2031-2040 Aggressive Fund, the Old Mutual 2041-2050 Conservative Fund, the Old Mutual 2041-2050 Moderate Fund and the Old Mutual 2041-2050 Aggressive Fund (each a "Fund" and collectively the "Funds"). The Funds commenced operations on March 3, 2008. The financial statements for the Trust's other series portfolio, the Old Mutual Heitman Global Real Estate Securities Fund, are presented separately.

As of December 31, 2008, Old Mutual Capital, Inc. (the "Adviser") owned 100% of the outstanding shares of the Funds.

Shareholders may currently purchase shares of the Funds through Institutional Class shares only. Each Fund is classified as a diversified management investment company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Each Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by the Adviser. In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

	Equity Fund Allocation	Fixed-Income Fund Allocation
Old Mutual 2011-2020 Conservative Fund	36-46%	54-64%
Old Mutual 2011-2020 Moderate Fund	54-64%	36-46%
Old Mutual 2011-2020 Aggressive Fund	74-84%	16-26%
Old Mutual 2021-2030 Conservative Fund	50-60%	40-50%
Old Mutual 2021-2030 Moderate Fund	70-80%	20-30%
Old Mutual 2021-2030 Aggressive Fund	87-97%	3-13%
Old Mutual 2031-2040 Conservative Fund	57-67%	33-43%
Old Mutual 2031-2040 Moderate Fund	78-88%	12-22%
Old Mutual 2031-2040 Aggressive Fund	91-100%	0-9%
Old Mutual 2041-2050 Conservative Fund	62-72%	28-38%
Old Mutual 2041-2050 Moderate Fund	80-90%	10-20%
Old Mutual 2041-2050 Aggressive Fund	92-100%	0-8%

A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favorable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large and mid-cap companies. The fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Barclays Capital U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large- and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Clay Finlay Emerging Markets Fund seeks long-term capital appreciation. Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes), in securities issued by companies in emerging market countries. The fund normally emphasizes equity securities in its portfolio. Equity securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks, depository receipts, rights, and warrants. The fund normally invests in at least 6 emerging market countries, and will not invest more than 35% of assets in securities of issuers in any one emerging country. The fund may also invest up to 20% of assets in debt securities of corporate and government emerging country issuers and in equity and debt securities of corporate issuers and debt securities of corporate and government issuers in developing countries.

Old Mutual Developing Growth Fund seeks long-term capital growth. To pursue this objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with growth characteristics at the time of purchase.

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small-cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The fund may also invest in derivative instruments, such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's sub-adviser seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments, such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Barclays Capital Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Dwight Short Term Fixed Income Fund seeks a high level of current income consistent with maintaining a relatively high degree of stability of capital. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's, Aaa by Moody's Investor Service, Inc. or deemed equivalent by the sub-adviser. The fund's weighted average maturity will typically be less than 3 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman Global Real Estate Securities Fund seeks to provide investors with a total return through a combination of current income and capital appreciation. To pursue its objective, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of both U.S. and foreign real estate companies and companies related to the real estate industry. The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its profits or revenues from the ownership, construction, development, management, financing, servicing, sale or leasing of real estate or has at least 50% of its assets in such real estate. Under normal circumstances, the fund invests at least 40% of its total assets in securities of issuers in foreign countries.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short-term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes), in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Large Cap Growth Fund seeks to provide investors with long-term capital growth. The fund is classified as a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospectus. For purposes of this fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000® Growth Index. Each of the fund's sub-adviser's will invest the portion of the fund it manages in not more than 40 large-cap companies.

Old Mutual Mid-Cap Fund seeks above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the S&P MidCap 400® Index.

Old Mutual Provident Mid-Cap Growth Fund seeks to provide investors long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of mid-cap companies with favorable growth prospects. For purposes of the fund, mid-cap companies are those companies with market capitalizations within the range of companies in the Russell Mid-Cap® Growth Index.

Old Mutual Select Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with favorable growth prospects. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index. The securities held in the fund are primarily common stocks that the fund's sub-adviser believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. Investment securities of an underlying fund advised by the Adviser, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The underlying funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating an underlying fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities of an underlying fund advised by the Adviser traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities of an underlying fund advised by the Adviser traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the underlying fund's investment adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the underlying funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Options of an underlying fund advised by the Adviser are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts of an underlying fund advised by the Adviser are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

The Funds are subject to the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of December 31, 2008, for each Fund's investments is included in the Notes to Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except with respect to the Old Mutual 2011-2020 Conservative Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2031-2040 Conservative Fund and Old Mutual 2041-2050 Conservative Fund, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains for each Fund are generally made to shareholders at least annually, if available.

Offering and Organizational Costs — All organizational costs incurred with the start-up of the Trust were expensed as incurred. All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of December 31, 2008, the Funds (since their inception date of March 3, 2008) have the following amounts remaining to be amortized:

	Deferred Offering Costs
Old Mutual 2011-2020 Conservative Fund	$ 3,243
Old Mutual 2011-2020 Moderate Fund	3,239
Old Mutual 2011-2020 Aggressive Fund	3,235
Old Mutual 2021-2030 Conservative Fund	3,240
Old Mutual 2021-2030 Moderate Fund	3,236
Old Mutual 2021-2030 Aggressive Fund	3,233
Old Mutual 2031-2040 Conservative Fund	4,430
Old Mutual 2031-2040 Moderate Fund	3,446
Old Mutual 2031-2040 Aggressive Fund	4,422
Old Mutual 2041-2050 Conservative Fund	3,449
Old Mutual 2041-2050 Moderate Fund	3,445
Old Mutual 2041-2050 Aggressive Fund	3,442

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statements of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. Since the commencement of operations on March 3, 2008, there were no redemption fees earned by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund as follows.

Old Mutual 2011-2020 Conservative Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2031-2040 Conservative Fund and Old Mutual 2041-2050 Conservative Fund:

Management Fee	Asset Level
0.200%	Less than $1 billion
0.175%	From $1 billion to $2 billion
0.150%	From $2 billion to $3 billion
0.125%	Greater than $3 billion

Old Mutual 2011-2020 Moderate Fund, Old Mutual 2011-2020 Aggressive Fund, Old Mutual 2021-2030 Moderate Fund, Old Mutual 2021-2030 Aggressive Fund, Old Mutual 2031-2040 Moderate Fund, Old Mutual 2031-2040 Aggressive Fund, Old Mutual 2041-2050 Moderate Fund and Old Mutual 2041-2050 Aggressive Fund:

Management Fee	Asset Level
0.250%	Less than $1 billion
0.225%	From $1 billion to $2 billion
0.200%	From $2 billion to $3 billion
0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual operating expenses (excluding acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

Effective July 1, 2008, the expense limitations are as follows:

	Institutional Class	Expiration Date of Expense Limitation
Old Mutual 2011-2020 Conservative Fund	0.05%*	December 31, 2011
Old Mutual 2011-2020 Moderate Fund	0.05%**	December 31, 2011
Old Mutual 2011-2020 Aggressive Fund	0.05%**	December 31, 2011
Old Mutual 2021-2030 Conservative Fund	0.05%*	December 31, 2011
Old Mutual 2021-2030 Moderate Fund	0.05%**	December 31, 2011
Old Mutual 2021-2030 Aggressive Fund	0.05%**	December 31, 2011
Old Mutual 2031-2040 Conservative Fund	0.05%*	December 31, 2011
Old Mutual 2031-2040 Moderate Fund	0.05%**	December 31, 2011
Old Mutual 2031-2040 Aggressive Fund	0.05%**	December 31, 2011
Old Mutual 2041-2050 Conservative Fund	0.05%*	December 31, 2011
Old Mutual 2041-2050 Moderate Fund	0.05%**	December 31, 2011
Old Mutual 2041-2050 Aggressive Fund	0.05%**	December 31, 2011

* Prior to July 1, 2008, the expense limitation in place was 0.25%.
** Prior to July 1, 2008, the expense limitation in place was 0.30%.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of the Fund to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three fiscal years after the expenses were reimbursed. At December 31, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires 2011
Old Mutual 2011-2020 Conservative Fund	$106,146
Old Mutual 2011-2020 Moderate Fund	103,878
Old Mutual 2011-2020 Aggressive Fund	101,394
Old Mutual 2021-2030 Conservative Fund	104,501
Old Mutual 2021-2030 Moderate Fund	101,632
Old Mutual 2021-2030 Aggressive Fund	99,862
Old Mutual 2031-2040 Conservative Fund	104,747
Old Mutual 2031-2040 Moderate Fund	103,282
Old Mutual 2031-2040 Aggressive Fund	101,051
Old Mutual 2041-2050 Conservative Fund	103,998
Old Mutual 2041-2050 Moderate Fund	102,536
Old Mutual 2041-2050 Aggressive Fund	102,097

Sub-Advisory Agreement — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to 0.10% for average daily net assets less than $1 billion, 0.09% for average daily net assets from $1 billion to less than $2 billion, 0.08% for average daily net assets from $2 billion to less than $3 billion, 0.07% for average daily net assets from $3 billion to less than $4 billion, 0.06% for average daily net assets from $4 billion to less than $5 billion and 0.05% for average daily net assets over $5 billion or greater. In addition, if at the end of each one-year period ended November 30th (the "minimum calculation period"), the total sub-advisory fees paid under the Ibbotson Sub-Advisory Agreement are less than the minimum annual fee amount set forth below, Ibbotson will receive the difference between the amount of sub-advisory fees paid and the minimum annual fee amount.

Minimum calculation period ended November 30, 2008:	$150,000
Minimum calculation period ended November 30, 2009:	$250,000
Minimum calculation period ended November 30, 2010 and each period thereafter:	$350,000

The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) recommend a continuous investment allocation program for each Fund in accordance with each Fund's respective investment objectives, policies and limitations; (ii) provide supervision of each Fund's investments and recommend the allocation of the assets of each Fund by specific style mandate; (iii) develop allocations specific to target-date and investor risk profiles; and (iv) develop a glide path allocation for each Fund from inception to the target retirement date and develop an appropriate asset allocation strategy for each Fund post-retirement date.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
Greater than $500 million up to $1 billion	0.09%
Greater than $1 billion up to $1.5 billion	0.08%
Greater than $1.5 billion	0.07%

NOTES TO FINANCIAL STATEMENTS — continued

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration and business affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distributor — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation for serving in such capacity.

Other Service Providers — DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Funds to persons who beneficially own interests in the Funds. The Trust has entered into an agency agreement, with DST, effective as of September 17, 2008, pursuant to which DST provides call center and correspondence and other shareholder account-related services. Prior to September 17, 2008, the Administrator provided these services to the Trust pursuant to a shareholder servicing agreement. No shareholder service fees were paid to Old Mutual Fund Services for the period ended December 31, 2008.

The Bank of New York Mellon serves as the custodian for the Funds.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold, other than short-term investments, for the Funds, for the period ended December 31, 2008 were as follows:

	Purchases	Sales
Old Mutual 2011-2020 Conservative Fund	$587,625	$ 147,343
Old Mutual 2011-2020 Moderate Fund	569,627	135,397
Old Mutual 2011-2020 Aggressive Fund	559,483	129,430
Old Mutual 2021-2030 Conservative Fund	580,633	145,232
Old Mutual 2021-2030 Moderate Fund	568,930	139,063
Old Mutual 2021-2030 Aggressive Fund	550,925	127,442
Old Mutual 2031-2040 Conservative Fund	561,679	126,204
Old Mutual 2031-2040 Moderate Fund	547,610	118,012
Old Mutual 2031-2040 Aggressive Fund	546,315	123,843
Old Mutual 2041-2050 Conservative Fund	565,450	130,284
Old Mutual 2041-2050 Moderate Fund	542,085	113,102
Old Mutual 2041-2050 Aggressive Fund	544,494	120,042

5. AFFILIATED FUND OF FUNDS TRANSACTIONS

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board of Trustees. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the period ended December 31, 2008 follows:

Old Mutual 2011-2020 Conservative Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 29,498	$ 6,092	$ (8,465)	$ 13,716	$ —	$ (171)
Old Mutual Analytic U.S. Long/Short Fund	19,821	3,075	(4,957)	11,100	42	(689)
Old Mutual Barrow Hanley Core Bond Fund	142,140	45,783	(1,224)	93,554	3,878	(294)
Old Mutual Barrow Hanley Value Fund	75,218	7,391	(11,074)	54,816	1,054	(1,937)
Old Mutual Clay Finlay Emerging Markets Fund	5,017	765	(1,834)	2,034	72	(383)
Old Mutual Developing Growth Fund	4,944	765	(1,237)	2,762	—	(180)
Old Mutual Discover Value Fund	6,287	977	(1,583)	3,404	5	(323)
Old Mutual Dwight High Yield Fund	40,059	5,095	(6,229)	27,904	2,187	(831)
Old Mutual Dwight Intermediate Fixed Income Fund	71,244	23,168	(2,052)	45,283	2,041	629
Old Mutual Dwight Short Term Fixed Income Fund	15,207	9,296	(161)	5,387	332	(363)
Old Mutual Focused Fund	33,933	11,723	(5,227)	16,208	264	(704)
Old Mutual Heitman Global Real Estate Securities Fund	9,841	743	(3,060)	5,517	—	(521)
Old Mutual Heitman REIT Fund	18,436	13,707	(1,618)	2,995	237	(116)
Old Mutual International Bond Fund	47,282	6,122	(6,300)	34,470	6,605	757
Old Mutual International Equity Fund	50,121	11,453	(11,329)	25,609	674	(1,729)
Old Mutual Large Cap Growth Fund	9,223	—	314	9,537	—	—
Old Mutual TS&W Mid-Cap Value Fund	9,354	1,188	(2,261)	5,580	33	(325)
Totals	**$587,625**	**$147,343**	**$(68,297)**	**$359,876**	**$17,424**	**$(7,180)**

Old Mutual 2011-2020 Moderate Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,868	$ 10,440	$ (8,476)	$ 13,728	$ —	$ (167)
Old Mutual Analytic U.S. Long/Short Fund	37,196	5,573	(9,313)	20,997	80	(1,313)
Old Mutual Barrow Hanley Core Bond Fund	95,097	31,789	(838)	61,456	2,498	(172)
Old Mutual Barrow Hanley Value Fund	84,972	10,111	(16,304)	55,933	1,189	(2,623)
Old Mutual Clay Finlay Emerging Markets Fund	9,661	2,921	(2,863)	3,133	111	(744)
Old Mutual Developing Growth Fund	4,941	766	(1,240)	2,755	—	(180)
Old Mutual Discover Value Fund	11,744	1,398	(3,043)	6,760	9	(543)
Old Mutual Dwight High Yield Fund	27,704	3,524	(4,287)	19,326	1,501	(567)
Old Mutual Dwight Intermediate Fixed Income Fund	50,353	17,817	(1,396)	30,662	1,386	450
Old Mutual Dwight Short Term Fixed Income Fund	10,141	3,532	(219)	6,278	233	(112)
Old Mutual Focused Fund	44,684	8,283	(8,689)	26,651	434	(944)
Old Mutual Heitman Global Real Estate Securities Fund	9,809	737	(3,065)	5,490	—	(517)
Old Mutual Heitman REIT Fund	18,459	13,716	(1,631)	2,996	237	(116)
Old Mutual International Bond Fund	32,479	4,213	(4,331)	23,669	4,545	521
Old Mutual International Equity Fund	66,092	16,498	(17,591)	28,734	763	(3,269)
Old Mutual Large Cap Growth Fund	6,151	—	187	6,338	—	—
Old Mutual Provident Mid-Cap Growth Fund	7,743	1,360	(1,951)	4,067	—	(365)
Old Mutual Select Growth Fund	4,941	766	(1,649)	2,248	—	(278)
Old Mutual TS&W Mid-Cap Value Fund	13,592	1,953	(3,190)	7,971	48	(478)
Totals	**$569,627**	**$135,397**	**$(89,889)**	**$329,192**	**$13,034**	**$(11,417)**

Old Mutual 2011-2020 Aggressive Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 43,002	$ 15,958	$ (9,776)	$ 15,851	$ —	$ (196)
Old Mutual Analytic U.S. Long/Short Fund	42,360	6,340	(10,595)	23,954	92	(1,471)
Old Mutual Barrow Hanley Core Bond Fund	44,674	13,178	(445)	30,742	1,143	113
Old Mutual Barrow Hanley Value Fund	95,308	12,752	(22,250)	56,947	1,429	(3,359)
Old Mutual Clay Finlay Emerging Markets Fund	14,334	4,480	(4,240)	4,583	162	(1,031)
Old Mutual Developing Growth Fund	4,949	766	(1,239)	2,766	—	(178)
Old Mutual Discover Value Fund	15,421	2,161	(3,935)	8,579	11	(746)
Old Mutual Dwight High Yield Fund	14,386	1,952	(2,170)	9,991	772	(273)
Old Mutual Dwight Intermediate Fixed Income Fund	23,455	13,974	(404)	8,833	510	22
Old Mutual Dwight Short Term Fixed Income Fund	682	—	(11)	671	7	—
Old Mutual Focused Fund	69,383	15,709	(12,718)	39,306	641	(1,476)
Old Mutual Heitman Global Real Estate Securities Fund	9,075	635	(2,868)	5,128	—	(444)
Old Mutual Heitman REIT Fund	13,957	9,664	(1,507)	2,758	185	(28)
Old Mutual International Bond Fund	21,161	2,509	(2,847)	15,638	2,957	352
Old Mutual International Equity Fund	94,143	18,931	(26,831)	44,020	1,168	(4,361)
Old Mutual Large Cap Growth Fund	1,408	—	(22)	1,386	—	—
Old Mutual Provident Mid-Cap Growth Fund	9,898	1,533	(2,654)	5,360	—	(351)
Old Mutual Select Growth Fund	9,223	4,913	(1,562)	2,159	—	(589)
Old Mutual TS&W Mid-Cap Value Fund	32,664	3,975	(7,979)	19,586	118	(1,124)
Totals	$559,483	$129,430	$(114,053)	$ 298,258	$9,195	$ (15,140)

Old Mutual 2021-2030 Conservative Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,834	$ 9,936	$ (8,662)	$ 14,017	$ —	$ (143)
Old Mutual Analytic U.S. Long/Short Fund	34,595	5,357	(8,683)	19,335	74	(1,220)
Old Mutual Barrow Hanley Core Bond Fund	99,932	41,043	(712)	56,815	2,619	(579)
Old Mutual Barrow Hanley Value Fund	79,573	8,285	(12,809)	56,348	1,185	(2,131)
Old Mutual Clay Finlay Emerging Markets Fund	10,007	1,531	(3,675)	4,041	144	(760)
Old Mutual Developing Growth Fund	4,932	765	(1,238)	2,749	—	(180)
Old Mutual Discover Value Fund	10,000	1,187	(2,632)	5,749	8	(432)
Old Mutual Dwight High Yield Fund	34,440	4,325	(5,287)	24,105	1,809	(723)
Old Mutual Dwight Intermediate Fixed Income Fund	55,214	24,576	(1,264)	28,585	1,495	84
Old Mutual Dwight Short Term Fixed Income Fund	5,066	765	(151)	4,129	121	(21)
Old Mutual Focused Fund	39,587	8,912	(7,285)	22,430	366	(861)
Old Mutual Heitman Global Real Estate Securities Fund	9,049	641	(2,865)	5,094	—	(449)
Old Mutual Heitman REIT Fund	13,931	9,655	(1,506)	2,740	185	(30)
Old Mutual International Bond Fund	46,394	9,622	(5,544)	30,570	5,933	364
Old Mutual International Equity Fund	70,963	14,900	(18,039)	34,740	918	(3,284)
Old Mutual Large Cap Growth Fund	8,142	—	270	8,412	—	—
Old Mutual Provident Mid-Cap Growth Fund	7,728	1,359	(1,948)	4,057	—	(364)
Old Mutual TS&W Mid-Cap Value Fund	17,246	2,373	(4,077)	10,151	61	(645)
Totals	$580,633	$145,232	$(86,107)	$334,067	$14,918	$(11,374)

Old Mutual 2021-2030 Moderate Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 43,082	$ 16,052	$ (9,771)	$ 15,838	$ —	$ (201)
Old Mutual Analytic U.S. Long/Short Fund	39,591	6,125	(9,953)	22,130	85	(1,382)
Old Mutual Barrow Hanley Core Bond Fund	53,858	27,665	(298)	25,135	1,290	(413)
Old Mutual Barrow Hanley Value Fund	106,645	12,186	(20,270)	70,915	1,579	(3,274)
Old Mutual Clay Finlay Emerging Markets Fund	14,672	3,487	(4,833)	5,260	187	(1,092)
Old Mutual Developing Growth Fund	4,938	766	(1,242)	2,753	—	(177)
Old Mutual Discover Value Fund	13,766	1,604	(3,553)	7,960	10	(649)
Old Mutual Dwight High Yield Fund	20,127	2,716	(3,074)	13,972	1,111	(365)
Old Mutual Dwight Intermediate Fixed Income Fund	24,690	11,599	(547)	12,207	657	34
Old Mutual Focused Fund	55,359	8,632	(11,121)	34,207	558	(1,249)
Old Mutual Heitman Global Real Estate Securities Fund	9,042	635	(2,869)	5,093	—	(445)
Old Mutual Heitman REIT Fund	13,958	9,662	(1,516)	2,751	185	(29)
Old Mutual International Bond Fund	25,810	6,945	(2,808)	15,610	3,063	78
Old Mutual International Equity Fund	96,105	20,392	(27,035)	44,006	1,168	(4,672)
Old Mutual Large Cap Growth Fund	1,307	—	(25)	1,282	—	—
Old Mutual Provident Mid-Cap Growth Fund	9,876	2,331	(2,383)	4,836	—	(326)
Old Mutual Select Growth Fund	9,218	4,712	(1,666)	2,267	—	(573)
Old Mutual TS&W Mid-Cap Value Fund	26,886	3,554	(6,452)	15,920	96	(960)
Totals	**$568,930**	**$139,063**	**$(109,416)**	**$302,142**	**$9,989**	**$(15,695)**

Old Mutual 2021-2030 Aggressive Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 42,742	$ 17,354	$ (9,188)	$ 14,890	$ —	$ (163)
Old Mutual Analytic U.S. Long/Short Fund	58,355	8,674	(14,579)	33,031	127	(2,071)
Old Mutual Barrow Hanley Core Bond Fund	13,701	9,064	(62)	4,388	242	(128)
Old Mutual Barrow Hanley Value Fund	97,840	12,818	(22,420)	59,113	1,414	(3,489)
Old Mutual Clay Finlay Emerging Markets Fund	19,651	3,957	(6,853)	7,416	263	(1,425)
Old Mutual Developing Growth Fund	4,929	766	(1,242)	2,744	—	(177)
Old Mutual Discover Value Fund	22,107	3,135	(5,695)	12,220	16	(1,057)
Old Mutual Dwight High Yield Fund	5,245	766	(804)	3,585	317	(90)
Old Mutual Dwight Intermediate Fixed Income Fund	4,325	3,349	(45)	894	64	(11)
Old Mutual Focused Fund	69,877	12,030	(13,819)	42,326	691	(1,515)
Old Mutual Heitman Global Real Estate Securities Fund	6,527	505	(2,034)	3,635	—	(353)
Old Mutual Heitman REIT Fund	13,806	10,686	(1,052)	1,947	173	(121)
Old Mutual International Bond Fund	5,891	766	(785)	4,291	819	95
Old Mutual International Equity Fund	118,412	23,059	(34,205)	55,467	1,472	(5,681)
Old Mutual Large Cap Growth Fund	1,171	—	(26)	1,145	—	—
Old Mutual Mid-Cap Fund	5,255	975	(1,165)	2,825	—	(290)
Old Mutual Provident Mid-Cap Growth Fund	7,681	1,184	(2,017)	4,086	—	(394)
Old Mutual Select Growth Fund	22,684	14,279	(2,892)	4,001	—	(1,512)
Old Mutual TS&W Mid-Cap Value Fund	30,726	4,075	(7,466)	18,252	109	(933)
Totals	**$550,925**	**$127,442**	**$(126,349)**	**$276,256**	**$5,707**	**$(19,315)**

Old Mutual 2031-2040 Conservative Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,148	$ 13,915	$ (6,951)	$ 11,263	$ —	$ (151)
Old Mutual Analytic U.S. Long/Short Fund	34,655	5,355	(8,679)	19,406	74	(1,215)
Old Mutual Barrow Hanley Core Bond Fund	76,164	23,055	(689)	51,577	2,083	(135)
Old Mutual Barrow Hanley Value Fund	73,270	8,701	(13,997)	48,215	1,097	(2,357)
Old Mutual Clay Finlay Emerging Markets Fund	14,321	4,075	(4,469)	4,785	169	(993)
Old Mutual Developing Growth Fund	4,940	765	(1,238)	2,759	—	(178)
Old Mutual Discover Value Fund	9,450	1,396	(2,303)	5,210	7	(541)
Old Mutual Dwight High Yield Fund	29,611	4,246	(4,473)	20,345	1,700	(547)
Old Mutual Dwight Intermediate Fixed Income Fund	44,967	19,245	(1,077)	24,099	1,190	187
Old Mutual Focused Fund	45,024	7,885	(8,811)	27,217	444	(991)
Old Mutual Heitman Global Real Estate Securities Fund	7,551	511	(2,404)	4,279	—	(358)
Old Mutual Heitman REIT Fund	11,653	8,102	(1,233)	2,278	154	(40)
Old Mutual International Bond Fund	47,015	7,120	(6,079)	33,321	6,383	617
Old Mutual International Equity Fund	83,982	16,575	(24,023)	39,311	1,043	(4,073)
Old Mutual Large Cap Growth Fund	8,004	—	277	8,281	—	—
Old Mutual Provident Mid-Cap Growth Fund	9,880	1,530	(2,649)	5,348	—	(353)
Old Mutual Select Growth Fund	4,940	765	(1,645)	2,253	—	(277)
Old Mutual TS&W Mid-Cap Value Fund	23,104	2,963	(5,575)	13,763	83	(803)
Totals	$561,679	$126,204	$(96,018)	$323,710	$14,427	$(12,208)

Old Mutual 2031-2040 Moderate Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,965	$ 9,544	$ (8,868)	$ 14,346	$ —	$ (106)
Old Mutual Analytic U.S. Long/Short Fund	44,316	8,186	(10,717)	23,869	91	(1,544)
Old Mutual Barrow Hanley Core Bond Fund	29,250	10,060	(276)	18,694	714	34
Old Mutual Barrow Hanley Value Fund	87,842	11,286	(19,933)	53,505	1,252	(3,118)
Old Mutual Clay Finlay Emerging Markets Fund	19,755	2,855	(7,515)	8,075	286	(1,310)
Old Mutual Developing Growth Fund	4,951	766	(1,243)	2,765	—	(177)
Old Mutual Discover Value Fund	20,733	2,752	(5,364)	11,659	15	(958)
Old Mutual Dwight High Yield Fund	13,511	2,125	(2,000)	9,114	797	(272)
Old Mutual Dwight Intermediate Fixed Income Fund	14,331	7,371	(300)	6,531	328	68
Old Mutual Focused Fund	65,183	11,260	(12,827)	39,504	644	(1,418)
Old Mutual Heitman Global Real Estate Securities Fund	6,553	507	(2,033)	3,659	—	(354)
Old Mutual Heitman REIT Fund	13,839	10,683	(1,058)	1,974	174	(124)
Old Mutual International Bond Fund	23,020	4,155	(2,894)	15,790	3,025	345
Old Mutual International Equity Fund	113,905	22,583	(32,604)	53,237	1,413	(5,481)
Old Mutual Large Cap Growth Fund	1,166	—	(24)	1,142	—	—
Old Mutual Provident Mid-Cap Growth Fund	10,237	1,741	(2,623)	5,425	—	(448)
Old Mutual Select Growth Fund	14,183	7,680	(2,233)	3,241	—	(1,029)
Old Mutual TS&W Mid-Cap Value Fund	30,870	4,458	(7,261)	18,135	109	(1,016)
Totals	$547,610	$118,012	$(119,773)	$290,665	$ 8,848	$(16,908)

Old Mutual 2031-2040 Aggressive Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 42,677	$ 17,455	$ (9,127)	$ 14,786	$ —	$ (169)
Old Mutual Analytic U.S. Long/Short Fund	54,222	8,256	(13,605)	30,474	117	(1,887)
Old Mutual Barrow Hanley Core Bond Fund	13,625	10,965	(21)	2,420	188	(185)
Old Mutual Barrow Hanley Value Fund	94,817	12,748	(21,862)	57,020	1,385	(3,187)
Old Mutual Clay Finlay Emerging Markets Fund	20,012	3,066	(7,373)	8,081	287	(1,492)
Old Mutual Developing Growth Fund	4,931	766	(1,241)	2,748	—	(176)
Old Mutual Discover Value Fund	27,278	3,551	(7,049)	15,404	20	(1,274)
Old Mutual Dwight High Yield Fund	43	—	(9)	34	2	—
Old Mutual Focused Fund	69,916	12,030	(13,806)	42,380	692	(1,513)
Old Mutual Heitman Global Real Estate Securities Fund	6,530	504	(2,030)	3,643	—	(353)
Old Mutual Heitman REIT Fund	13,810	10,687	(1,050)	1,952	173	(122)
Old Mutual International Bond Fund	49	—	(7)	42	7	1
Old Mutual International Equity Fund	131,874	25,301	(38,137)	61,966	1,644	(6,470)
Old Mutual Large Cap Growth Fund	1,207	—	(23)	1,184	—	—
Old Mutual Mid-Cap Fund	4,931	767	(1,207)	2,766	—	(191)
Old Mutual Provident Mid-Cap Growth Fund	4,931	766	(1,328)	2,663	—	(174)
Old Mutual Select Growth Fund	23,019	12,489	(3,808)	5,239	—	(1,483)
Old Mutual TS&W Mid-Cap Value Fund	32,443	4,492	(7,726)	19,127	115	(1,097)
Totals	$546,315	$123,843	$(129,409)	$271,929	$4,630	$(19,772)

Old Mutual 2041-2050 Conservative Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 36,815	$ 14,534	$ (7,928)	$ 12,899	$ —	$ (456)
Old Mutual Analytic U.S. Long/Short Fund	34,691	5,354	(8,698)	19,429	74	(1,210)
Old Mutual Barrow Hanley Core Bond Fund	60,016	19,739	(535)	39,139	1,562	(66)
Old Mutual Barrow Hanley Value Fund	72,251	8,487	(14,432)	47,098	1,072	(2,234)
Old Mutual Clay Finlay Emerging Markets Fund	17,562	2,677	(6,446)	7,118	253	(1,321)
Old Mutual Developing Growth Fund	5,282	975	(1,204)	2,831	—	(272)
Old Mutual Discover Value Fund	15,680	1,814	(4,006)	9,100	12	(760)
Old Mutual Dwight High Yield Fund	28,290	6,034	(3,821)	17,477	1,626	(958)
Old Mutual Dwight Intermediate Fixed Income Fund	34,720	13,815	(896)	19,675	913	262
Old Mutual Focused Fund	46,102	6,884	(9,357)	28,771	468	(964)
Old Mutual Heitman Global Real Estate Securities Fund	4,737	318	(1,511)	2,684	—	(224)
Old Mutual Heitman REIT Fund	11,632	9,284	(718)	1,435	142	(195)
Old Mutual International Bond Fund	48,188	8,619	(5,987)	32,929	6,327	445
Old Mutual International Equity Fund	100,875	22,130	(28,135)	45,966	1,220	(4,644)
Old Mutual Large Cap Growth Fund	4,687	—	121	4,808	—	—
Old Mutual Provident Mid-Cap Growth Fund	9,890	3,129	(2,104)	4,357	—	(300)
Old Mutual Select Growth Fund	7,081	2,938	(1,556)	2,147	—	(441)
Old Mutual TS&W Mid-Cap Value Fund	26,951	3,553	(6,447)	15,990	96	(961)
Totals	$565,450	$130,284	$(103,660)	$313,853	$13,765	$(14,299)

NOTES TO FINANCIAL STATEMENTS — continued

AS OF DECEMBER 31, 2008

Old Mutual 2041-2050 Moderate Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 33,943	$ 10,338	$ (8,547)	$ 13,852	$ —	$ (139)
Old Mutual Analytic U.S. Long/Short Fund	43,959	9,968	(10,056)	22,374	735	(1,561)
Old Mutual Barrow Hanley Core Bond Fund	21,483	8,609	(190)	12,519	484	3
Old Mutual Barrow Hanley Value Fund	77,180	10,433	(18,059)	45,868	515	(2,820)
Old Mutual Clay Finlay Emerging Markets Fund	20,085	3,060	(7,399)	8,132	289	(1,494)
Old Mutual Developing Growth Fund	4,949	765	(1,245)	2,763	—	(176)
Old Mutual Discover Value Fund	23,055	2,955	(5,972)	13,065	17	(1,063)
Old Mutual Dwight High Yield Fund	13,166	1,912	(2,015)	9,013	793	(226)
Old Mutual Dwight Intermediate Fixed Income Fund	9,570	4,912	(200)	4,363	228	37
Old Mutual Focused Fund	65,154	11,245	(12,841)	39,483	644	(1,410)
Old Mutual Heitman Global Real Estate Securities Fund	6,646	504	(2,072)	3,717	—	(353)
Old Mutual Heitman REIT Fund	11,676	8,508	(1,078)	2,003	150	(87)
Old Mutual International Bond Fund	22,926	4,552	(2,815)	15,377	2,951	330
Old Mutual International Equity Fund	124,627	20,708	(37,340)	60,847	1,615	(5,732)
Old Mutual Large Cap Growth Fund	1,143	—	(25)	1,118	—	—
Old Mutual Mid-Cap Fund	5,282	974	(1,168)	2,851	—	(289)
Old Mutual Provident Mid-Cap Growth Fund	9,898	1,530	(2,665)	5,354	—	(349)
Old Mutual Select Growth Fund	13,847	7,470	(2,308)	3,181	—	(888)
Old Mutual TS&W Mid-Cap Value Fund	33,496	4,659	(7,973)	19,771	119	(1,093)
Totals	$542,085	$113,102	$(123,968)	$285,651	$8,540	$(17,310)

Old Mutual 2041-2050 Aggressive Fund

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 12/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 42,383	$ 19,446	$ (8,280)	$ 13,445	$ —	$ (174)
Old Mutual Analytic U.S. Long/Short Fund	52,047	8,047	(13,066)	29,137	112	(1,797)
Old Mutual Barrow Hanley Core Bond Fund	13,653	10,965	(20)	2,435	202	(199)
Old Mutual Barrow Hanley Value Fund	90,185	12,540	(20,641)	53,991	1,316	(3,013)
Old Mutual Clay Finlay Emerging Markets Fund	20,074	3,066	(7,383)	8,133	289	(1,492)
Old Mutual Developing Growth Fund	4,946	766	(1,242)	2,762	—	(176)
Old Mutual Discover Value Fund	26,869	3,552	(6,904)	15,139	20	(1,274)
Old Mutual Dwight High Yield Fund	2,153	—	(455)	1,698	112	—
Old Mutual Focused Fund	70,130	12,030	(13,829)	42,571	695	(1,512)
Old Mutual Heitman Global Real Estate Securities Fund	5,934	315	(1,972)	3,426	—	(221)
Old Mutual Heitman REIT Fund	13,807	10,767	(995)	1,889	172	(156)
Old Mutual International Bond Fund	2,494	—	(387)	2,106	385	67
Old Mutual International Equity Fund	129,980	19,718	(39,526)	64,539	1,713	(6,197)
Old Mutual Large Cap Growth Fund	1,161	—	(25)	1,136	—	—
Old Mutual Mid-Cap Fund	5,281	975	(1,166)	2,851	—	(289)
Old Mutual Provident Mid-Cap Growth Fund	4,946	766	(1,330)	2,676	—	(174)
Old Mutual Select Growth Fund	23,056	12,388	(3,863)	5,329	—	(1,476)
Old Mutual TS&W Mid-Cap Value Fund	35,395	4,701	(8,504)	21,010	126	(1,180)
Totals	$544,494	$120,042	$(129,588)	$274,273	$5,142	$(19,263)

6. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds are subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal year 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended December, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of December 31, 2008, primarily attributable to certain net operating losses, reclassifications of short-term capital gain distributions on mutual funds, deemed distributions of earnings and profits pursuant to a consent dividend and organization and offering costs incurred by the Funds, were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital	Increase/(Decrease) Accumulated Net Realized Gain	Increase/(Decrease) Undistributed Net Investment Income
Old Mutual 2011-2020 Conservative Fund	$(106)	$(2,380)	$2,486
Old Mutual 2011-2020 Moderate Fund	—	(1,596)	1,596
Old Mutual 2011-2020 Aggressive Fund	(375)	(726)	1,101
Old Mutual 2021-2030 Conservative Fund	—	(1,626)	1,626
Old Mutual 2021-2030 Moderate Fund	(88)	(743)	831
Old Mutual 2021-2030 Aggressive Fund	(281)	(127)	408
Old Mutual 2031-2040 Conservative Fund	(145)	(1,518)	1,663
Old Mutual 2031-2040 Moderate Fund	(80)	(560)	640
Old Mutual 2031-2040 Aggressive Fund	(112)	(26)	138
Old Mutual 2041-2050 Conservative Fund	(84)	(1,295)	1,379
Old Mutual 2041-2050 Moderate Fund	(400)	(449)	849
Old Mutual 2041-2050 Aggressive Fund	(486)	(56)	542

The tax character of dividends and distributions declared during the period ended December 31, 2008 were as follows:

	Ordinary Income
Old Mutual 2011-2020 Conservative Fund	$ 19,556
Old Mutual 2011-2020 Moderate Fund	14,207
Old Mutual 2011-2020 Aggressive Fund	9,875
Old Mutual 2021-2030 Conservative Fund	16,191
Old Mutual 2021-2030 Moderate Fund	10,399
Old Mutual 2021-2030 Aggressive Fund	5,694
Old Mutual 2031-2040 Conservative Fund	15,737
Old Mutual 2031-2040 Moderate Fund	9,066
Old Mutual 2031-2040 Aggressive Fund	4,349
Old Mutual 2041-2050 Conservative Fund	14,791
Old Mutual 2041-2050 Moderate Fund	8,966
Old Mutual 2041-2050 Aggressive Fund	5,263

As of December 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Capital Loss* Carryforwards	Post-October Losses	Unrealized Appreciation/ Depreciation	Total
Old Mutual 2011-2020 Conservative Fund	$ (78)	$ (783)	$ (76,996)	$ (77,857)
Old Mutual 2011-2020 Moderate Fund	(453)	(416)	(102,033)	(102,902)
Old Mutual 2011-2020 Aggressive Fund	(315)	(2,339)	(127,265)	(129,919)
Old Mutual 2021-2030 Conservative Fund	(207)	(728)	(98,172)	(99,107)
Old Mutual 2021-2030 Moderate Fund	(379)	(492)	(124,982)	(125,853)
Old Mutual 2021-2030 Aggressive Fund	(801)	(289)	(144,701)	(145,791)
Old Mutual 2031-2040 Conservative Fund	(143)	(769)	(108,832)	(109,744)
Old Mutual 2031-2040 Moderate Fund	(452)	(93)	(136,696)	(137,241)
Old Mutual 2031-2040 Aggressive Fund	(694)	(295)	(148,218)	(149,207)
Old Mutual 2041-2050 Conservative Fund	(318)	(1,208)	(117,728)	(119,254)
Old Mutual 2041-2050 Moderate Fund	(172)	(282)	(141,273)	(141,727)
Old Mutual 2041-2050 Aggressive Fund	(405)	(509)	(147,993)	(148,907)

* For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code. As of December 31, 2008, each Fund's capital loss carryforwards are available to offset future realized gains and will expire in the fiscal year ending 2016.

Post-October losses represent losses realized on investment transactions from November 1, 2008 through December 31, 2008 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by each Fund at December 31, 2008 were as follows:

	Federal Tax Cost	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation/ (Depreciation)
Old Mutual 2011-2020 Conservative Fund	$ 440,407	$ 2,413	$ (79,409)	$ (76,996)
Old Mutual 2011-2020 Moderate Fund	434,456	1,389	(103,422)	(102,033)
Old Mutual 2011-2020 Aggressive Fund	428,433	603	(127,868)	(127,265)
Old Mutual 2021-2030 Conservative Fund	435,525	2,175	(100,347)	(98,172)
Old Mutual 2021-2030 Moderate Fund	430,080	1,207	(126,189)	(124,982)
Old Mutual 2021-2030 Aggressive Fund	423,665	483	(145,184)	(144,701)
Old Mutual 2031-2040 Conservative Fund	435,717	1,553	(110,385)	(108,832)
Old Mutual 2031-2040 Moderate Fund	430,192	529	(137,225)	(136,696)
Old Mutual 2031-2040 Aggressive Fund	422,809	529	(148,747)	(148,218)
Old Mutual 2041-2050 Conservative Fund	434,651	1,222	(118,950)	(117,728)
Old Mutual 2041-2050 Moderate Fund	429,705	513	(141,786)	(141,273)
Old Mutual 2041-2050 Aggressive Fund	424,936	518	(148,511)	(147,993)

7. NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued *Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161")*, which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and for interim periods within those fiscal years. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Funds' financial statement disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Funds III:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and the financial highlights present fairly, in all material respects, the financial position of Old Mutual 2011-2020 Conservative Fund, Old Mutual 2011-2020 Moderate Fund, Old Mutual 2011-2020 Aggressive Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2021-2030 Moderate Fund, Old Mutual 2021-2030 Aggressive Fund, Old Mutual 2031-2040 Conservative Fund, Old Mutual 2031-2040 Moderate Fund, Old Mutual 2031-2040 Aggressive Fund, Old Mutual 2041-2050 Conservative Fund, Old Mutual 2041-2050 Moderate Fund and Old Mutual 2041-2050 Aggressive Fund (12 of the 13 funds constituting Old Mutual Funds III, hereafter referred to as the "Funds") at December 31, 2008 and the results of each of their operations, the changes in each of their net assets and the financial highlights for the period indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the transfer agent, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 19, 2009

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a December 31, 2008 tax year end, this notice is for informational purposes only. For shareholders with a December 31, 2008 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended December 31, 2008, each Fund is designating the following items with regard to distributions paid during the year or subsequent amounts determined necessary.

Fund	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]
Old Mutual 2011-2020 Conservative Fund	0%	5%
Old Mutual 2011-2020 Moderate Fund	7%	8%
Old Mutual 2011-2020 Aggressive Fund	13%	15%
Old Mutual 2021-2030 Conservative Fund	6%	7%
Old Mutual 2021-2030 Moderate Fund	12%	14%
Old Mutual 2021-2030 Aggressive Fund	21%	27%
Old Mutual 2031-2040 Conservative Fund	6%	7%
Old Mutual 2031-2040 Moderate Fund	12%	16%
Old Mutual 2031-2040 Aggressive Fund	26%	34%
Old Mutual 2041-2050 Conservative Fund	6%	8%
Old Mutual 2041-2050 Moderate Fund	12%	16%
Old Mutual 2041-2050 Aggressive Fund	23%	30%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted proxies relating to portfolio securities during the 12-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Funds III Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including redemption fees and exchange fees. Fund-related fees may include ongoing expenses, including management fees, and other Fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include Fund trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/1/08	Ending Account Value 12/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2011-2020 Conservative Fund – Institutional Class				
Actual Fund Return	$1,000.00	$ 863.80	0.05%	$0.23
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2011-2020 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	792.10	0.05	0.23
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2011-2020 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	716.70	0.05	0.22
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2021-2030 Conservative Fund – Institutional Class				
Actual Fund Return	1,000.00	805.20	0.05	0.23
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2021-2030 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	728.00	0.05	0.22
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2021-2030 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	669.50	0.05	0.21
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25

	Beginning Account Value 7/1/08	Ending Account Value 12/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual 2031-2040 Conservative Fund – Institutional Class				
Actual Fund Return	$1,000.00	$ 778.70	0.05%	$0.22
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2031-2040 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	696.90	0.05	0.21
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2031-2040 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	658.20	0.05	0.21
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2041-2050 Conservative Fund – Institutional Class				
Actual Fund Return	1,000.00	753.10	0.05	0.22
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2041-2050 Moderate Fund – Institutional Class				
Actual Fund Return	1,000.00	686.30	0.05	0.21
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25
Old Mutual 2041-2050 Aggressive Fund – Institutional Class				
Actual Fund Return	1,000.00	659.70	0.05	0.21
Hypothetical 5% Return	1,000.00	1,024.89	0.05	0.25

* Expenses are equal to each Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

BOARD OF TRUSTEES AND OFFICERS OF THE TRUST

As of December 31, 2008 (Unaudited)

Trustees and Officers of the Trust

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Board has approved contracts under which, as described above, certain companies provide essential management services to the Trust. The Trustees and executive officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Robert M. Hamje (Age: 66)	Chairman of the Board and Trustee	Trustee since 2008	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	25	Old Mutual Funds I, TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/ Claymore Long-Short Fund.
John R. Bartholdson (Age: 64)	Trustee	Trustee since 2008	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – April 2007.	46	Old Mutual Funds I, Old Mutual Funds II, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Jettie M. Edwards (Age: 62)	Trustee	Trustee since 2008	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986-2002.	34	Old Mutual Funds II, EQ Advisors Trust, and AXA Enterprise Funds Trust.
Jarrett B. Kling (Age: 63)	Trustee	Trustee since 2008	Managing Director, ING Clarion Real Estate Securities (investment adviser).	25	Old Mutual Funds I, Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, and ING Clarion.
Albert A. Miller (Age: 74)	Trustee	Trustee since 2008	Retired. Senior Vice President, Cherry & Webb, CWT Specialty Stores (retail clothing store) (1995 – 2000). Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing store), 1980-2002.	34	Old Mutual Funds II.
L. Kent Moore (Age: 53)	Trustee	Trustee since 2008	Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since November 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	25	Foothills Energy Ventures, LLC, TS&W/ Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, and Old Mutual Funds I.
Leigh A. Wilson (Age: 64)	Trustee	Trustee since 2008	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC (2000 – 2004), and Chimney Rock Winery Corp., 1985 – 2004.	34	Old Mutual Funds II, The Victory Portfolios, The Victory Institutional Funds, and The Victory Variable Insurance Funds.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEES AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters (Age: 48)	Interested Trustee, President, and Principal Executive Officer	Trustee since 2007 and President and Principal Executive Officer since 2008	President and Chief Executive Officer, Old Mutual Capital, Inc., since June 2008. President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	25	Old Mutual Funds I
Thomas M. Turpin (Age: 48)	Interested Trustee	Trustee since 2008	Chief Operating Officer, Old Mutual US Holdings Inc., since 2002.	34	Old Mutual Funds II, Larch Lane Advisors, LLC, Provident Investment Counsel, Ashfield Capital Partners, LLC, Old Mutual Asset Managers (UK) Ltd., Analytic Investors, LLC, Copper Rock Capital Partners, LLC, Old Mutual Asset Management Trust Company, 2100 Capital Group LLC, and Rogge Global Partners plc.
Walter W. Driver, Jr.** (Age: 63)	Advisory Trustee	Advisory Trustee since 2008	Chairman – Southeast, Goldman Sachs & Co., since January 2006. Chairman, King & Spalding LLP (law firm), 1970 – January 2006.	25	Total Systems Services, Inc. and Equifax, Inc.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Robert T. Kelly (Age: 39)	Treasurer and Principal Financial Officer	Since 2008	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – September 2006.
James F. Lummanick (Age: 61)	Vice President and Chief Compliance Officer	Since 2008	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 47)	Vice President and Secretary	Since 2008	Chief Administrative Officer, Old Mutual Capital, Inc., since September 2008. Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – 2005 and January 1998 – October 1998), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 – 2005). Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 39)	Assistant Secretary	Since 2008	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 34)	Assistant Secretary	Since 2008	Vice President and Associate General Counsel, Old Mutual Capital, since January 2009 and Associate Counsel, Old Mutual Capital, Inc., 2006 – 2008. Associate Attorney, Hall & Evans, LLC, 2004 – 2005. Deputy District Attorney, Eagle County, Colorado, 2002 – 2004.
Kathryn A. Burns (Age: 32)	Assistant Treasurer	Since 2008	Assistant Vice President, Old Mutual Fund Services, since January 2009 and Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 42)	Assistant Treasurer	Since 2008	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds III, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds III
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds III shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds III, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-09-454 02/2009



OLD MUTUAL
Funds III

Old Mutual Funds III

ANNUAL REPORT

December 31, 2008

Old Mutual Heitman Global Real Estate Securities Fund

TABLE OF CONTENTS

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About This Report

Historical Returns

All total returns mentioned in this report account for the change in the Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

The Fund offers Institutional Class shares which are only available to eligible shareholders. Performance results for short periods of time may not be representative of longer-term results. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

Fund Data

This report reflects views, opinions, and Fund holdings as of December 31, 2008, the end of the report period, and is subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Fund. Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of December 31, 2008 are included in the Fund's Schedule of Investments. There is no assurance that the securities purchased will remain in the Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the real estate sector has been among the most volatile sectors in the market. An investment in the Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for judging the Fund's performance against a specific securities index. Each index accounts for changes in security price and assumes reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Fund may significantly differ in holdings and composition from the index and individuals cannot invest directly in an index.

FTSE EPRA/NAREIT Global Rental Index

The FTSE EPRA/NAREIT Global Rental Index is a free-float market capitalization-weighted index measuring international real estate securities, which meet minimum size, liquidity and investment focus criteria. It is a custom benchmark, as it is subset of the FTSE/EPRA NAREIT Investment Focus Index Series, which separates the existing constituents into both Rental and Non-Rental indices.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

The last year has been an extraordinary investment period marked by remarkable share price volatility and unprecedented levels of federal government intervention in financial markets. Decreasing demand for manufactured goods led to large scale layoffs and U.S. unemployment rose quickly. There were significant declines in the prices of existing family homes and areas throughout the U.S. reported record numbers of foreclosures. Americans experienced paper losses associated with the value of their home as well as their retirement savings. Equity markets were weak across the board, without regard to market capitalization or investment style. U.S. stocks, as measured by the S&P 500 Index, declined by (37.00)% for the year ended December 31, 2008. The global economic outlook also remained negative as interest rates, currency markets, consumer demand, energy prices and earnings downgrades resulted in both a loss of confidence among investors and increased risk aversion.

After overseeing the sale of Bear Stearns to rival J.P. Morgan earlier in the year, the U.S. Federal Reserve Board and the U.S. Treasury were once again in the spotlight as the U.S. Government seized control of Freddie Mac and Fannie Mae, injected $85 billion of taxpayer money into AIG, passed on a rescue plan for Lehman Brothers, temporarily banned short selling on a large number of stocks and announced a massive rescue plan for the financial markets with a $700 billion price tag, as well as providing a life line to the failing U.S. auto industry. Washington Mutual sold most of its operations to J.P. Morgan and Wachovia was purchased by Wells Fargo.

Despite this challenging environment, sub-advisers to Old Mutual Funds III point out that strategic long-term investors may be rewarded, although they expect to see higher than normal volatility, making the journey painful. The sub-advisers believe that although it may take some time to play out, when the economy nears the end of this recession, patient investors may see corporate bonds outperform government bonds, high yield bonds outperform high credit quality bonds, non-U.S. bonds outperform U.S. bonds and equities outperform bonds.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Funds III. Please do not hesitate to contact us if there is anything we can do to better serve you. Feel free to contact me directly at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds III

Old Mutual Heitman Global Real Estate Securities Fund

Management Overview (Unaudited)

Sub-Adviser: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the period August 22, 2008 through December 31, 2008, the Old Mutual Heitman Global Real Estate Securities Fund (the "Fund") slightly underperformed its benchmark, the FTSE EPRA/NAREIT Global Rental Index (the "Index"). The Fund's Institutional Class shares posted a (38.10)% return versus a (37.57)% return for the benchmark.

Q. What investment environment did the Fund face during the past period?

A. The economic picture deteriorated globally over the period. Every region either slipped into recession or saw its gross domestic product growth slow substantially. The weakening of the global economy, as well as the credit crisis, had a direct impact on the real estate asset class. The slowdown in the world economy resulted in a weakening in real estate fundamentals. Vacancy rates increased and rental rates declined in global property markets as tenant demand faded. In addition, real estate assets are still going through a negative repricing as a result of increases in the cost of equity and weaker operating fundamentals.

Q. Which market factors influenced the Fund's relative performance?

A. The slowdown in the global economy influenced property fundamentals and the credit crisis influenced how the market perceived the balance sheet strength of the real estate investment trust ("REIT") sector. This combination put downward pressure on real estate asset values. This resulted in the Fund focusing on stocks which had strong management teams, liquid balance sheets, attractive valuations and cash flow growth which was achievable in difficult markets.

Q. How did portfolio composition affect Fund performance?

A. Holdings in Australia/New Zealand, the United Kingdom and Canada underperformed the Index. However, the Fund did not own several of these holdings, therefore, stock selection in these countries positively impacted the Fund's performance. The underweighting in Japan and the overweighting in Europe and the United States negatively impacted the Fund's performance.

Among the top contributors for the year were Tanger Factory Outlet Centers, which owns 30 outlet centers in 21 states, Equity Lifestyle Properties, which owns, or has an interest in, 309 manufactured home communities, and HCP, which invests primarily in real estate serving the healthcare industry. Tanger Factory Outlet Center's outlet areas benefited during the holiday shopping season due to consumers looking for bargains. Equity Lifestyle Properties was helped by strong internal earnings growth driven by stable, manufactured housing land lease business. HCP's relative underperformance of the stock price made the company's valuation more attractive.

Among the Fund's top detractors were General Growth Properties (no longer a Fund holding), a company with ownership interest in, or management responsibility for, a portfolio of regional shopping malls and master planned community developments and commercial office buildings, Macerich (no longer a Fund holding), which focuses on the acquisition, leasing, management, development and redevelopment of regional malls throughout the U.S., and DuPont Fabros Technology (no longer a Fund holding), a company formed to own, acquire, develop and operate wholesale data centers. General Growth Properties reported disappointing fundamentals and made no progress on selling assets. Macerich was hurt due to concern over the company's exposure to the housing markets and concern over the company's funding requirements over the next three years. DuPont Fabros Technology was hurt by large capital requirements in a capital constrained environment.

Performance Highlights

- *For the period August 22, 2008 through December 31, 2008, the Old Mutual Heitman Global Real Estate Securities Fund (the "Fund") slightly underperformed its benchmark, the FTSE EPRA/NAREIT Global Rental Index (the "Index"). The Fund's Institutional Class shares posted a (38.10)% return versus a (37.57)% return for the benchmark.*
- *Holdings in Australia/New Zealand, the United Kingdom and Canada underperformed the Index. However, the Fund did not own several of these holdings, therefore, stock selection in these countries positively impacted the Fund's performance. The underweighting in Japan and the overweighting in Europe and the United States negatively impacted the Fund's performance.*
- *Among the top contributors for the year were Tanger Factory Outlet Centers, which owns 30 outlet centers in 21 states, Equity Lifestyle Properties, which owns, or has an interest in, 309 manufactured home communities, and HCP, which invests primarily in real estate serving the healthcare industry.*
- *Among the Fund's top detractors were General Growth Properties (no longer a Fund holding), a company with ownership interest in, or management responsibility for, a portfolio of regional shopping malls and master planned community developments and commercial office buildings, Macerich (no longer a Fund holding), which focuses on the acquisition, leasing, management, development and redevelopment of regional malls throughout the U.S., and DuPont Fabros Technology (no longer a Fund holding), a company formed to own, acquire, develop and operate wholesale data centers.*

Old Mutual Heitman Global Real Estate Securities Fund — continued

Management Overview (Unaudited)

Sub-Adviser: Heitman Real Estate Securities LLC

Top Ten Holdings as of December 31, 2008	
Westfield Group	7.2%
Simon Property Group	4.6%
Unibail-Rodamco	4.3%
Public Storage	3.9%
Vornado Realty Trust	3.1%
Equity Residential	2.8%
Nippon Building Fund	2.5%
Japan Real Estate Investment	2.4%
HCP	2.4%
Link REIT	2.3%
As a % of Total Fund Investments	35.5%

Q. What is the investment outlook for the global REIT market?

A. Heitman Real Estate Securities LLC ("Heitman") feels the outlook for the global REIT market is mixed. Heitman believes cash flow growth for global REIT's may be under pressure because of the slowing economies, which may have a negative impact on real estate fundamentals. In addition, Heitman feels the lack of debt capital and higher required equity returns may put pressure on real estate pricing at the asset level. These two factors would appear to be negative catalysts for the REIT sector, however, Heitman points out that 2008 was a year of poor performance for the sector, with valuations being compressed dramatically during the year. Heitman believes that as we enter 2009, investors have to question how much bad news has already been priced into REIT stocks. While Heitman believes the market will likely continue to be volatile, it also believes that the REIT market will likely serve as a leading indicator of potential improvements in real estate fundamentals and real estate pricing.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of December 31, 2008

	Inception Date	Inception to Date*
Institutional Class	08/22/08	(38.10)%
FTSE EPRA/NAREIT Global Rental Index	08/22/08	(37.57)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on page 1.

* Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the August 22, 2008 prospectus) are 3.81% and 1.25%, respectively. Expenses are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of August 22, 2008 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of December 31, 2008 — % of Total Fund Investments



OLD MUTUAL HEITMAN GLOBAL REAL ESTATE SECURITIES FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2008

Description	Shares	Value (000)
Common Stock — 49.1%		
Forestry — 0.9%		
Plum Creek Timber	2,600	$ 90
Total Forestry		90
REITs-Apartments — 7.6%		
American Campus Communities	4,573	94
AvalonBay Communities	3,550	215
Camden Property Trust	1,900	60
Equity Residential	9,393	280
Essex Property Trust	1,462	112
UDR	1,400	19
Total REITs-Apartments		780
REITs-Diversified — 7.4%		
Digital Realty Trust	6,442	212
Entertainment Properties Trust	2,300	69
Liberty Property Trust	4,400	100
Vornado Realty Trust	5,147	311
Washington Real Estate Investment Trust	2,400	68
Total REITs-Diversified		760
REITs-Health Care — 7.6%		
HCP	8,591	239
Health Care	4,389	185
Nationwide Health Properties	4,739	136
Ventas	6,613	222
Total REITs-Health Care		782
REITs-Hotels — 1.3%		
Host Hotels & Resorts	17,191	130
Total REITs-Hotels		130
REITs-Manufactured Homes — 0.6%		
Equity Lifestyle Properties	1,700	65
Total REITs-Manufactured Homes		65
REITs-Office Property — 5.9%		
Alexandria Real Estate Equities	3,111	188
Boston Properties	3,675	202
Brandywine Realty Trust	3,000	23
Corporate Office Properties	3,651	112
Douglas Emmett	5,800	76
Total REITs-Office Property		601
REITs-Regional Malls — 5.7%		
Simon Property Group	8,629	458
Taubman Centers	4,702	120
Total REITs-Regional Malls		578

Description	Shares	Value (000)
REITs-Shopping Centers — 5.2%		
Acadia Realty Trust	4,069	$ 58
Developers Diversified Realty	2,880	14
Federal Realty Investment Trust	2,600	161
Regency Centers	4,254	199
Tanger Factory Outlet Centers	2,562	96
Total REITs-Shopping Centers		528
REITs-Single Tenant — 0.8%		
National Retail Properties	4,865	84
Total REITs-Single Tenant		84
REITs-Storage — 3.8%		
Public Storage	4,880	388
Total REITs-Storage		388
REITs-Warehouse/Industrial — 2.3%		
AMB Property	7,420	174
EastGroup Properties	1,600	57
Total REITs-Warehouse/Industrial		231
Total Common Stock (Cost $6,359)		5,017
Foreign Common Stock — 46.4%		
Australia — 11.0%		
CFS Retail Property Trust	139,222	183
Commonwealth Property Office Fund	34,345	28
Dexus Property Group	278,623	160
GPT Group	44,915	29
Westfield Group	79,547	722
Total Australia		1,122
Austria — 0.2%		
Conwert Immobilien Invest*	3,872	18
Total Austria		18
Belgium — 1.1%		
Befimmo SCA Sicafi	415	39
Cofinimmo	360	48
Leasinvest Real Estate	437	29
Total Belgium		116
Canada — 3.3%		
Boardwalk Real Estate Investment Trust	2,100	43
Canadian Real Estate Investment Trust	7,700	141
RioCan REIT	13,600	150
Total Canada		334
Finland — 0.3%		
Citycon	13,769	33
Total Finland		33

Description	Shares	Value (000)
France — 6.4%		
Fonciere Paris France	196	$ 24
ICADE	957	80
Mercialys	1,696	54
Silic	719	67
Unibail-Rodamco	2,905	434
Total France		659
Germany — 0.8%		
Deutsche Euroshop	1,888	66
Patrizia Immobilien*	5,670	14
Total Germany		80
Greece — 0.3%		
Eurobank Properties Real Estate Investment	3,789	29
Total Greece		29
Hong Kong — 2.3%		
Link REIT	138,976	231
Total Hong Kong		231
Japan — 5.8%		
Japan Real Estate Investment	27	241
Japan Retail Fund Investment	24	104
Nippon Building Fund	23	253
Total Japan		598
Netherlands — 1.8%		
Corio	2,515	116
Eurocommercial Properties	2,204	74
Total Netherlands		190
Singapore — 2.6%		
Ascendas Real Estate Investment Trust	147,000	141
CapitaMall Trust	116,879	130
Total Singapore		271
Sweden — 1.3%		
Castellum	10,128	80
Hufvudstaden, Cl A	7,440	53
Total Sweden		133
Switzerland — 1.6%		
PSP Swiss Property	2,144	107
Swiss Prime Site	1,107	53
Total Switzerland		160
United Kingdom — 7.6%		
Big Yellow Group*	12,141	42
British Land	19,668	158
Brixton	27,474	53
Great Portland Estates	14,863	56

Description	Shares	Value (000)
United Kingdom — continued		
Hammerson	12,293	$ 95
Invesco Property Income Trust	61,724	3
Land Securities Group	13,834	186
Liberty International	9,520	66
Segro	8,728	31
Shaftesbury	9,646	51
Unite Group	16,932	36
Total United Kingdom		777
Total Foreign Common Stock (Cost $6,661)		4,751
Money Market Fund — 2.5%		
Dreyfus Cash Management Fund, Institutional Class, 1.585% (A)	258,117	258
Total Money Market Fund (Cost $258)		258
Total Investments — 98.0% (Cost $13,278)		10,026
Other Assets and Liabilities, Net — 2.0%		202
Total Net Assets — 100.0%		$ 10,228

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of December 31, 2008.
Cl — Class
REITs — Real Estate Investment Trusts
Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 — quoted prices in active markets for identical securities
Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 — significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used as of December 31, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1	$ 5,609
Level 2	4,417
Level 3	—
Total	$10,026

Refer to the "Security Valuation" section of Note 2 for further information.

The accompanying notes are an integral part of the financial statements.

STATEMENT OF ASSETS & LIABILITIES (000, excluding shares)

AS OF DECEMBER 31, 2008

	Old Mutual Heitman Global Real Estate Securities Fund
Assets:	
Investment Securities, at cost	$ 13,278
Investment Securities, at value	$ 10,026
Foreign Currency (Cost $257)	260
Receivable from Investment Adviser	38
Receivable for Investment Securities Sold	59
Receivable for Dividends and Interest	76
Receivable for Capital Shares Sold	—
Other Assets	29
Total Assets	10,488
Liabilities:	
Payable for Management Fees	9
Payable for Investment Securities Purchased	225
Payable to Custodian	7
Payable for Trustees Fees	—
Payable for Administration Fees	1
Accrued Expenses	18
Total Liabilities	260
Net Assets	$ 10,228
Net Assets:	
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 16,858
Accumulated Net Investment Loss	(49)
Accumulated Net Realized Loss on Investments and Foreign Currency Transactions	(3,330)
Net Unrealized Depreciation on Investments and Foreign Currency Transactions	(3,251)
Net Assets	$ 10,228
Outstanding Shares of Beneficial Interest	1,651,686
Net Asset Value, Offering and Redemption Price Per Share	$ 6.19

Amounts designated as "—" have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statement of Operations (000)

For the Period August 22, 2008 to December 31, 2008

	Old Mutual Heitman Global Real Estate Securities Fund
Investment Income:	
Dividends	$ 205
Less: Foreign Taxes Withheld	(10)
Total Investment Income	195
Expenses:	
Management Fees	48
Administration Fees	5
Trustees' Fees	15
Custodian Fees	4
Professional Fees	34
Registration and SEC Fees	1
Printing Fees	1
Transfer Agent Fees	5
Offering Costs	15
Other Expenses	6
Total Expenses	134
Less:	
Waiver of Management Fees	(48)
Reimbursement of Other Expenses by Investment Adviser	(26)
Net Expenses	60
Net Investment Income	135
Net Realized Loss from Security Transactions	(3,329)
Net Realized Loss on Foreign Currency Transactions	(191)
Net Change in Unrealized Depreciation on Investments	(3,252)
Net Change in Unrealized Appreciation on Foreign Currency Transactions	1
Net Realized and Unrealized Loss on Investments	(6,771)
Decrease in Net Assets Resulting from Operations	$(6,636)

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS (000)

	Old Mutual Heitman Global Real Estate Securities Fund
	8/22/08* to 12/31/08
Investment Activities:	
Net Investment Income	$ 135
Net Realized Loss from Investments and Foreign Currency Transactions	(3,520)
Net Change in Unrealized Depreciation on Investments and Foreign Currency Transactions	(3,251)
Net Decrease in Net Assets Resulting from Operations	(6,636)
Capital Share Transactions:	
Shares Issued	18,927
Shares Issued upon Reinvestment of Distributions	—
Shares Redeemed	(2,063)
Increase in Net Assets Derived from Capital Shares Transactions	16,864
Total Increase in Net Assets	10,228
Net Assets:	
Beginning of Period	—
End of Period	$10,228
Accumulated Net Investment Loss	$ (49)
Shares Issued and Redeemed:	
Shares Issued	1,894
Shares Issued upon Reinvestment of Distributions	—
Shares Redeemed	(242)
Net Increase in Shares Outstanding	1,652

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD ENDED DECEMBER 31, 2008

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return	Net Assets, End of Period (000)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
OLD MUTUAL HEITMAN GLOBAL REAL ESTATE SECURITIES FUND														
Institutional Class														
2008*	$10.00	$0.08	$(3.89)	$(3.81)	$—	$—	$—	$6.19	(38.10)%†	$10,228	1.25%**	2.79%**	2.83%**	65.42%†

* Fund Commenced operations on August 22, 2008.

** Ratios for periods less than one year have been annualized.

† Total return and portfolio turnover rate are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

1 Per share amounts for the period are calculated based on average outstanding shares.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

11

Notes to Financial Statements

As of December 31, 2008

1. Organization

Old Mutual Funds III (the "Trust"), organized as a Delaware statutory trust on November 21, 2007, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios. The Old Mutual Heitman Global Real Estate Securities Fund (the "Fund") which commenced operations on August 22, 2008 is covered by this Annual Report. The Trust's series portfolios whose financial statements are presented separately are the Old Mutual 2011-2020 Conservative Fund, Old Mutual 2011-2020 Moderate Fund, Old Mutual 2011-2020 Aggressive Fund, Old Mutual 2021-2030 Conservative Fund, Old Mutual 2021-2030 Moderate Fund, Old Mutual 2021-2030 Aggressive Fund, Old Mutual 2031-2040 Conservative Fund, Old Mutual 2031-2040 Moderate Fund, Old Mutual 2031-2040 Aggressive Fund, Old Mutual 2041-2050 Conservative Fund, Old Mutual 2041-2050 Moderate Fund and the Old Mutual 2041-2050 Aggressive Fund (collectively with the Fund, the "Funds").

As of December 31, 2008, Old Mutual Capital, Inc. (the "Adviser") owned approximately 31% of the outstanding shares of the Fund.

Shareholders may currently purchase shares of the Fund through Institutional Class shares only. The Fund is classified as a non-diversified management investment company. The Funds' prospectus provides a description of the Fund's investment objective, policies and investment strategies.

In the normal course of business, the Fund may enter into various agreements that provide for general indemnifications. The Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against the Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Fund.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of the Fund that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Fund uses pricing services to report the market value of securities in the portfolio; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Valuation Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Adviser determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Fund calculates the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

The Fund is subject to the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the reporting period. The aggregate value by input level, as of December 31, 2008, for the Fund's investments is included in the Schedule of Investments.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments, if applicable. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Fund are declared and paid quarterly, if available. Distributions from net realized capital gains, for the Fund, are generally made to shareholders at least annually, if available.

Foreign Withholding Taxes — The Fund may be subject to taxes imposed by countries in which it invests with respect to it's investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Fund accrues such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Foreign Currency Conversion — The books and records of the Fund are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Fund does not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Fund reports gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Offering Costs — All offering costs incurred with the start up of the Fund are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of December 31, 2008, the Fund has offering costs of approximately $29 (000), remaining to be amortized and are included within Other Assets on the Statement of Assets and Liabilities.

Other — Expenses that are directly related to one of the Funds are charged directly to the Fund. Other operating expenses are prorated to the Fund on the basis of relative net assets. The Fund has an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Fund imposes a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Fund within 10 calendar days of their purchase. The Fund charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Fund will retain the fee by crediting Paid-in Capital. Since the commencement of operations on August 22, 2008, there were no redemption fees earned by the Fund.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). OMUSH is a direct, wholly owned subsidiary of OM Group (UK) Limited, which, in turn, is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Fund and the Adviser are parties to an Investment Advisory Agreement (the "Advisory Agreement"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of the Fund, as follows:

	Management Fee	Asset Level
Old Mutual Heitman Global Real Estate Securities Fund	1.000%	Less than $500 million
	0.975%	$500 million to less than $1 billion
	0.950%	$1 billion or greater

Expense Limitation Agreements — In the interest of limiting expenses of the Fund, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") with respect to the Fund, pursuant to which the Adviser has contractually agreed to waive through December 31, 2009, its advisory fees and assume other expenses of the Fund to the extent necessary to limit the total annual expenses to no more than 1.25% of the Fund's average daily net assets. Reimbursement by the Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At December 31, 2008, the amount of previously waived fees for which the Adviser may seek reimbursement was $74 (000) (expiring December 31, 2011).

Sub-Advisory Agreements — The Trust, on behalf of the Fund, and the Adviser have entered into a sub-advisory agreement (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of the Adviser. Heitman has entered into separate sub-sub-advisory agreements with both Heitman International Real Estate Securities GmbH ("Heitman-Europe") and Challenger Managed Investments (International) Pty Ltd ("Challenger"). Heitman-Europe is owned solely by Heitman. Challenger is a company within the Australian-based Challenger Group, whose ultimate parent company is Challenger Financial Services Group Limited. The Heitman Sub-Advisory Agreement, together with the sub-sub-advisory agreements between Heitman and Heitman-Europe ("Heitman-Europe Sub-Advisory Agreement"), and Heitman and Challenger ("Challenger Sub-Advisory Agreement") are collectively referred to as the "Sub-Advisory Agreements."

For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of the Fund, which is computed and paid monthly at an annual rate of 0.65%.

For the services provided and expenses incurred pursuant to the Heitman-Europe Sub-Advisory Agreement, Heitman-Europe is entitled to receive from Heitman a sub-sub-advisory fee equal to a pro rata share of 75% of the sub-advisory fee received by Heitman pursuant to the Heitman Sub-Advisory Agreement, based on the ratio of the value of the Fund's average daily net assets under the investment management of Heitman-Europe to the total value of the Fund's overall net assets.

For the services provided and expenses incurred pursuant to the Challenger Sub-Advisory Agreement, Challenger is entitled to receive from Heitman a sub-sub-advisory fee of 18.75% of the sub-advisory fee received by Heitman pursuant to the Heitman Sub-Advisory Agreement.

The Sub-Advisory Agreements obligate the sub-advisers to: (i) manage the investment operations of the assets managed by the sub-adviser and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-adviser and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-adviser will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectus or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and the Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York Mellon (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Distribution Agreement — The Trust has entered into a distribution agreement with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser. The Distributor receives no compensation for serving in such capacity.

Other Service Providers — DST Systems, Inc. ("DST") serves as the transfer agent and dividend disbursing agent of the Fund. From time to time, the Fund may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund. The Trust has entered into an agency agreement, with DST, effective as of September 17, 2008, pursuant to which DST provides call center and correspondence and other shareholder account-related services. Prior to September 17, 2008, the Administrator provided these services to the Trust pursuant to a shareholder servicing agreement. No shareholder service fees were paid to Old Mutual Fund Services for the year ended December 31, 2008.

The Bank of New York Mellon serves as the custodian for the Fund.

Officers and Trustees of the Fund who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Fund.

4. Investment Transactions

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Fund, were $25,247 (000) and $8,842 (000), respectively, for the period ended December 31, 2008.

NOTES TO FINANCIAL STATEMENTS — concluded

AS OF DECEMBER 31, 2008

5. CONCENTRATION/RISKS

The Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

The Fund invests a high percentage of its assets in the real estate sector. As a result, the economic and regulatory developments in this sector, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Fund is concentrated, which means it may invest 25% or more of its net assets in a specific industry.

6. FEDERAL TAX INFORMATION

The Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Fund is subject to the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Fund to analyze all open tax years, fiscal year 2008 as defined by IRS statute of limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended December 31, 2008, the Fund did not have a liability for any unrecognized tax benefits. The Fund has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of December 31, 2008, primarily attributable to certain net operating losses, reclassifications related to investments in Passive Foreign Investment Companies and foreign currency translation were reclassified to the following accounts.

	Increase/(Decrease) Paid-in Capital (000)	Increase/(Decrease) Accumulated Net Realized (000)	Increase/(Decrease) Undistributed Net Investment (000)
Old Mutual Heitman Global Real Estate Securities Fund	$(6)	$190	$(184)

The Old Mutual Heitman Global Real Estate Securities Fund had no distributions during the year ended December 31, 2008.

As of December 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows (000):

Capital Loss Carryforwards	
December 2016	$ (847)
Post October Losses	(2,010)
Post October Currency Losses	(8)
Unrealized Appreciation/Depreciation	(3,765)
	$(6,630)

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years to the extent allowed by the Internal Revenue Code.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments held by the Fund at December 31, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ Depreciation (000)
Old Mutual Heitman Global Real Estate Securities Fund	$13,791	$792	$(4,557)	$(3,765)

7. New Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"), which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and for interim periods within those fiscal years. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Fund's financial statement disclosures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds III:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets, and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Heitman Global Real Estate Securities Fund (1 of the 13 funds constituting Old Mutual Funds III, hereafter referred to as the "Fund") at December 31, 2008 and the results of its operations, the changes in its net assets and the financial highlights for the period indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2008 by correspondence with the custodian, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 19, 2009

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities and information regarding how the Funds within the Trust voted proxies relating to portfolio securities during the 12-month period ended June 30, 2008 is available (i) without charge upon request, by calling 888-772-2888 toll-free; (ii) on the SEC's website at http://www.sec.gov; and (iii) on the Trust's website at oldmutualfunds.com.

Old Mutual Funds III Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Form N-Q for the first quarter of its current fiscal year is available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six-Month Hypothetical Expense Example — December 31, 2008

Example. As a shareholder of the Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including redemption fees and exchange fees. Fund-related fees may include ongoing expenses, including management fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the period August 22, 2008 through December 31, 2008.

Actual Expenses. The first line in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, custody fees and transfer agent fees. However, the Example does not include client specific fees. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for the Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line in the table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. If these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/22/08	Ending Account Value 12/31/08	Annualized Expense Ratio	Expenses Paid During Six-Month Period*
Old Mutual Heitman Global Real Estate Securities Fund - Institutional Class				
Actual Fund Return	$1,000.00	$ 619.00	1.25%	$3.65
Hypothetical 5% Return	1,000.00	1,013.52	1.25	4.54

* Expenses are equal to the Old Mutual Heitman Global Real Estate Securities Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 132/366 (to reflect the period since commencement of operations).

Board of Trustees and Officers of the Trust

As of December 31, 2008 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Board has approved contracts under which, as described above, certain companies provide essential management services to the Trust. The Trustees and executive officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888, toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Robert M. Hamje (Age: 66)	Chairman of the Board and Trustee	Trustee since 2008	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 – 2003.	25	Old Mutual Funds I, TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/ Claymore Long-Short Fund.
John R. Bartholdson (Age: 64)	Trustee	Trustee since 2008	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – April 2007.	46	Old Mutual Funds I, Old Mutual Funds II, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Jettie M. Edwards (Age: 62)	Trustee	Trustee since 2008	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986-2002.	34	Old Mutual Funds II, EQ Advisors Trust, and AXA Enterprise Funds Trust.
Jarrett B. Kling (Age: 63)	Trustee	Trustee since 2008	Managing Director, ING Clarion Real Estate Securities (investment adviser).	25	Old Mutual Funds I, Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, and ING Clarion.
Albert A. Miller (Age: 74)	Trustee	Trustee since 2008	Retired. Senior Vice President, Cherry & Webb, CWT Specialty Stores (retail clothing store), 1995-2000. Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing store) (1980 – 2002).	34	Old Mutual Funds II.
L. Kent Moore (Age: 53)	Trustee	Trustee since 2008	Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since November 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 – 2005.	25	Foothills Energy Ventures, LLC, TS&W/ Claymore Tax-Advantaged Balanced Fund, Old Mutual/ Claymore Long Short Fund, and Old Mutual Funds I.
Leigh A. Wilson (Age: 64)	Trustee	Trustee since 2008	Chief Executive Officer, New Century Living, Inc. (older adult housing), since 1992. Director, Chimney Rock Winery LLC, 2000-2004, and Chimney Rock Winery Corp., 1985 – 2004.	34	Old Mutual Funds II, The Victory Portfolios, The Victory Institutional Funds, and The Victory Variable Insurance Funds.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

INTERESTED TRUSTEES AND ADVISORY TRUSTEE

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters (Age: 48)	Interested Trustee, President, and Principal Executive Officer	Trustee since 2007 and President and Principal Executive Officer since 2008	President and Chief Executive Officer, Old Mutual Capital, Inc., since June 2008. President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	25	Old Mutual Funds I
Thomas M. Turpin (Age: 48)	Interested Trustee	Trustee since 2008	Chief Operating Officer, Old Mutual US Holdings Inc., since 2002.	34	Old Mutual Funds II, Larch Lane Advisors, LLC, Provident Investment Counsel, Ashfield Capital Partners, LLC, Old Mutual Asset Managers (UK) Ltd., Analytic Investors, LLC, Copper Rock Capital Partners, LLC, Old Mutual Asset Management Trust Company, 2100 Capital Group LLC, and Rogge Global Partners plc.
Walter W. Driver, Jr.** (Age: 63)	Advisory Trustee	Advisory Trustee since 2008	Chairman – Southeast, Goldman Sachs & Co., since January 2006. Chairman, King & Spalding LLP (law firm), 1970 – January 2006.	25	Total Systems Services, Inc. and Equifax, Inc.

* Trustee of the Trust until such time as his or her successor is duly elected and appointed.

** As an Advisory Trustee, Mr. Driver has no voting rights.

Trust Officers

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Robert T. Kelly (Age: 39)	Treasurer and Principal Financial Officer	Since 2008	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – September 2006.
James F. Lummanick (Age: 61)	Vice President and Chief Compliance Officer	Since 2008	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Funds II, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 47)	Vice President and Secretary	Since 2008	Chief Administrative Officer, Old Mutual Capital, Inc., since September 2008. Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 – May 2005), General Counsel and Secretary (2002 – 2005 and January 1998 – October 1998), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 – 2005). Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 39)	Assistant Secretary	Since 2008	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 34)	Assistant Secretary	Since 2008	Vice President and Associate General Counsel, Old Mutual Capital, since January 2009 and Associate Counsel, Old Mutual Capital, Inc., 2006 – 2008. Associate Attorney, Hall & Evans, LLC, 2004 – 2005. Deputy District Attorney, Eagle County, Colorado, 2002 – 2004.
Kathryn A. Burns (Age: 32)	Assistant Treasurer	Since 2008	Assistant Vice President, Old Mutual Fund Services, since January 2009 and Regulatory Reporting Manager, Old Mutual Capital, Inc., since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.
Robert D. Lujan (Age: 42)	Assistant Treasurer	Since 2008	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Heitman Global Real Estate Securities Fund (the "Fund"). On May 22, 2008, the Board of Trustees (the "Board" or the "Trustees") of Old Mutual Funds III (the "Trust") approved, on behalf of the Fund, an investment advisory agreement between Old Mutual Capital, Inc. ("OMCAP" or the "Adviser") and the Trust (the "Advisory Agreement"), and an Investment Sub-Advisory Agreement, by and among the Trust, OMCAP and Heitman Real Estate Securities LLC ("Heitman-US"), pursuant to which Heitman-US will manage the investment and reinvestment of the assets of the Fund subject to oversight by OMCAP and the Board (the "Sub-Advisory Agreement"). The Board also approved sub-sub-advisory agreements (the "Sub-Sub-Advisory Agreements") by and between Heitman-US and Heitman International Real Estate Securities GmbH ("Heitman-Europe") and by and between Heitman-US and Challenger Managed Investments (International) Pty Ltd ("Challenger") related to Heitman-Europe's and Challenger's portfolio management services to Heitman-US on behalf of the Fund. The Advisory Agreement, the Sub-Advisory Agreement, and the Sub-Sub-Advisory Agreements, when referred to collectively herein, are the "Agreements." Heitman-US, Heitman-Europe and Challenger are each referred to herein, individually, as a "Sub-Adviser" and, collectively, as the "Sub-Advisers."

Board Considerations

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Adviser and each Sub-Adviser, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received a report prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors including the following:

- the nature, extent and quality of the services to be provided under the Agreements;

- the requirements of the Fund for the services provided by the Adviser and the Sub-Advisers;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by the Adviser and the Sub-Advisers;

- the total expenses of the Fund compared to those of its respective peer group;

- the commitment of the Adviser to cap certain Fund expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Adviser may seek payment of such deferred fees or reimbursement of such absorbed expenses within a specified period of time after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the anticipated profitability of the Adviser and the Sub-Advisers with respect to their relationship with the Fund;

- fall-out benefits received by the Adviser and Sub-Advisers, including sources of revenue to the Adviser's affiliates through administration fees;

- soft dollar benefits which may enhance the ability of the Adviser or the Sub-Advisers to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as Adviser to the Fund, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to the Adviser and the Sub-Advisers and the resulting economies of scale passed on to shareholders;

- the capabilities of the Adviser and the Sub-Advisers, including personnel resources;

- the financial condition of the Adviser and the Sub-Advisers, including financial statements and profitability analyses provided by each;

- fees charged by the Adviser to funds, other than those of the Trust, which are managed by the Adviser;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus Adviser and Sub-Adviser benefits.

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Proposed management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's anticipated costs of providing services and its anticipated profitability. In addition, the Trustees reviewed the Lipper Report, comparing the Fund's expense ratio and advisory fee with comparable mutual funds. Similarly, the Trustees reviewed the anticipated costs of the Sub-Advisers in providing the services and the anticipated profitability to each Sub-Adviser with respect to the Fund.

The Trustees considered the fact the proposed advisory fee of 1.00% for the Fund was competitive based on industry standards, as indicated by the Lipper Report. The Trustees considered the fact that the Fund ranked competitively in its expense group, as indicated by the Lipper Report.

Board Approvals

The Trustees reviewed additional information provided by OMCAP and the Sub-Advisers. Following discussions concerning this information in executive session, the Trustees determined that the Agreements were reasonable and consistent with the best interests of the Fund and future shareholders. The Trustees concluded, among other things:

- that the level of fees to be charged to the Fund is comparable to the fees charged by the Adviser to the other similar funds it advises, as well as to fees charged by other investment advisers and investment sub-advisers to other funds with similar investment strategies, and is therefore reasonable, considering the services provided by the Adviser and the Sub-Advisers;

- that Heitman-US and Heitman-Europe are under common control with the Adviser, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that the Adviser's willingness to voluntarily defer its fees and reimburse expenses to reduce portfolio expenses indicates a high level of commitment on the part of the Adviser;

- that the Advisory Agreement contains breakpoints, which will allow shareholders to realize economies of scale as the Fund's assets increase;

- that, because the Fund is new, it was premature to consider economies of scale as a factor in approving the Advisory Agreement;

- that the Adviser and the Sub-Advisers are experienced and possess significant experience in managing particular asset classes;

- that the Adviser and the Sub-Advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Fund, including the retention of personnel with relevant investment management experience;

- that the Adviser and the Sub-Advisers appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance; and

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Adviser, which might ultimately benefit the Fund, as well as other funds within the Trust and within other trusts in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds III, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds III
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds III shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds III, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-09-453 02/2009